As filed with the Securities and Exchange Commission on July 23, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Biolase, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3843	87-0442441
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

27042 Towne Centre Drive, Suite 270

Lake Forest, California 92610

(949) 361-1200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Todd A. Norbe

President and Chief Executive Officer

BIOLASE, Inc.

27042 Towne Centre Drive, Suite 270

Lake Forest California 92610

(949) 361-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Nussbaum, Esq.

Angela M. Dowd, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

Telephone: (212) 407-4000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(7)	Proposed Maximum Aggregate Offering Price(7)	Amount of Registration Fee(8)
Shares of common stock, $0.001 par value per share (2)	10,800,000	—	—	—
Shares of common stock, $0.001 par value per share (3)	550,977	—	—	—
Shares of common stock, $0.001 par value per share (4)	279,851	—	—	—
Shares of common stock, $0.001 par value per share (5)	34,552	—	—	—
Shares of common stock, $0.001 par value per share (6)	6,956,500	—	—	—
Total:	18,621,880	$0.45	$8,374,260	$1087.70

(1)

Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)

We are registering for resale by the Selling Shareholders named herein 10,800,000 shares of common stock issuable upon the exercise of certain warrants issued on June 10, 2020 to certain of the Selling Shareholders, each of whom is an accredited investor, in a private placement pursuant to a Securities Purchase Agreement dated as of June 8, 2020 by and among the Registrant and the purchasers named therein.

(3)

We are registering for resale by the Selling Shareholder named herein 550,977 shares of common stock issuable upon the exercise of certain warrants issued on May 15, 2020 to such Selling Shareholder, who is an accredited investor, in a private placement.

(4)

We are registering for resale by the Selling Shareholder named herein 279,851 shares of common stock issuable upon the exercise of certain warrants issued on November 9, 2018 to such Selling Shareholder, who is an accredited investor, in a private placement.

(5)

We are registering for resale by the Selling Shareholder named herein 34,552 shares of common stock issuable upon the exercise of certain warrants issued on May 7, 2019 to the Selling Shareholder, who is an accredited investor, in a private placement.

(6)

We are registering for resale by the Selling Shareholders named herein 6,956,500 shares of common stock issued to the Selling Shareholders upon the conversion of 69,565 shares of Series E Participating Convertible Preferred Stock, par value $0.001 per share issued on October 29, 2019 to the Selling Shareholder, who are accredited investors, in a private placement pursuant to a Securities Purchase Agreement dated as of October 24, 2019.

(7)

Estimated in accordance with Rule 457(c) and (g) of the Securities Act solely for the purpose of calculating the registration fee on the basis of $0.4497 per share, which is the average of the high and low prices of the Registrant’s common stock, as reported on the Nasdaq Capital Market, on July 22, 2020.

(8)	Paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED JULY 23, 2020

18,621,880 Shares of Common Stock

This prospectus relates to the resale from time to time of up to 18,621,880 shares of our common stock, $0.001 par value per share (“Common Stock”) by the selling shareholders named herein (the “Selling Shareholders”).

These shares of Common Stock are comprised of: (i) 10,800,000 shares of Common Stock issuable upon the exercise of outstanding warrants that were issued to certain of the Selling Shareholders in June 2020 in a private placement (the “June 2020 Warrants”), (ii) 550,977 shares of Common Stock issuable upon the exercise of certain outstanding warrants that were issued between November 2018 and May 15, 2020 to s Selling Shareholder in a private placement (the “SWK Warrants”), (iii) ) 279,851 shares of Common Stock issuable upon the exercise of certain outstanding warrants that were issued on November 9, 2018 to a Selling Shareholder in a private placement (the “OTA Warrants”), (iv) 34,552 shares of Common Stock issuable upon the exercise of certain outstanding warrants that were issued on May 7, 2019 to a Selling Shareholder in a private placement (the “Mason Warrants”) and (v) 6,956,500 shares of Common Stock issued to certain of the Selling Shareholders upon the conversion of 69,565 shares of Series E Participating Convertible Preferred Stock, par value $0.001 per share (“Series E Convertible Preferred Stock”) that were issued on October 29, 2019 to such Selling Shareholders in a private placement.

The Selling Shareholders may offer the shares of Common Stock from time to time directly or through underwriters, broker or dealers and in one or more public or private transactions at market prices prevailing at the time of sale, at fixed prices, at negotiated prices, at various prices determined at the time of sale or at prices related to prevailing market prices, as further described herein. If the shares of common stock are sold through underwriters, broker-dealers or agents, the Selling Shareholders or purchasers of the shares will be responsible for underwriting discounts or commissions or agents’ commissions. The timing and amount of any sale is within the sole discretion of the Selling Shareholders.

We will not receive any proceeds from the sale of these shares by the Selling Shareholders.

Our common stock is listed on the Nasdaq Capital Market under the symbol “BIOL”. On July 22, 2020, the last reported sale price of our common stock on The Nasdaq Capital Market was $0.4360 per share.

You should read this prospectus, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find Additional Information,” carefully before you invest in any of our securities.

Our business and an investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2020

You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the Selling Shareholders have authorized anyone to provide you with information that is different. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful. The Selling Shareholders are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus, or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any of our securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: We have not taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby and the distribution of this prospectus outside the United States.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties thereto, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

References in this prospectus to “BIOL”, “the Company”, “we”, “us”, “our” or “its”, unless the context otherwise requires, refer to BIOLASE, Inc., a Delaware corporation, together with its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements”, as such term is used within the meaning of the Private Securities Litigation Reform Act of 1995. These “forward-looking statements” are not based on historical fact and involve assessments of certain risks, developments, and uncertainties in our business looking to the future. Such forward-looking statements can be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, or “believe”, or the negatives or other variations of these terms or comparable terminology. Forward-looking statements may include projections, forecasts, or estimates of future performance and developments. Forward-looking statements contained in this prospectus are based upon assumptions and assessments that we believe to be reasonable as of the date of this prospectus. Whether those assumptions and assessments will be realized will be determined by future factors, developments, and events, which are difficult to predict and may be beyond our control. Actual results, factors, developments, and events may differ materially from those we assumed and assessed. Risks, uncertainties, contingencies, and developments, including those identified in the “Risk Factors” section of this prospectus and in our most recent annual report on Form 10-K, subsequent quarterly reports on Form 10-Q and other filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), incorporated by reference herein, could cause our future operating results to differ materially from those set forth in any forward-looking statement. There can be no assurance that any such forward-looking statement, projection, forecast or estimate contained can be realized or that actual returns, results, or business prospects will not differ materially from those set forth in any forward-looking statement. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before you decide to invest in our securities, you should read this entire prospectus carefully, including the section entitled “Risk Factors” and any information incorporated by reference herein.

Our Company

BIOLASE, Inc. (“BIOLASE” and, together with its consolidated subsidiaries, the “Company,” “we,” “our” ,”us” or “its”) is a leading provider of advanced laser systems for the dental industry. We develop, manufacture, market, and sell laser systems that provide significant benefits for dental practitioners and their patients. Our proprietary systems allow dentists, periodontists, endodontists, oral surgeons, and other dental specialists to perform a broad range of minimally invasive dental procedures, including cosmetic, restorative, and complex surgical applications. Our laser systems are designed to provide clinically superior results for many types of dental procedures compared to those achieved with drills, scalpels, and other conventional instruments. Potential patient benefits include less pain, fewer shots, faster healing, decreased fear and anxiety, and fewer appointments. Potential practitioner benefits include improved patient care and the ability to perform a higher volume and wider variety of procedures and generate more patient referrals.

We offer two categories of laser system products: Waterlase (all-tissue) systems and diode (soft-tissue) systems. Our flagship brand, the Waterlase, uses a patented combination of water and laser energy and is U.S. Food and Drug Administration or “FDA” cleared for over 80 clinical indications to perform most procedures currently performed using drills, scalpels, and other traditional dental instruments for cutting soft and hard tissue. For example, Waterlase safely debrides implants without damaging or significantly affecting surface temperature and is the only effective, safe solution to preserving sick implants. In addition, Waterlase disinfects root canals more efficiently than some traditional chemical methods. We also offer our diode laser systems to perform soft tissue, pain therapy, and cosmetic procedures, including teeth whitening. Many of the procedures addressed by our systems require no or fewer shots than traditional dental methods. We have approximately 208 issued and 56 pending United States and international patents, the majority of which are related to Waterlase technology. From 1998 through March 31, 2019, we sold over 41,200 laser systems in over 80 countries around the world, and have been the leading global innovator, manufacturer, and marketer of dental laser systems. We believe that Waterlase iPlus is the world’s best-selling all-tissue dental laser.

We also manufacture and sell consumable products and accessories for our laser systems. Our Waterlase and diode systems use disposable laser tips of differing sizes and shapes depending on the procedure being performed. We also market flexible fibers and hand pieces that dental practitioners replace after initially purchasing laser systems. For our Epic systems, we sell teeth whitening gel kits. During the year ended December 31, 2019, the sale of lasers accounted for approximately 60% of our total sales, and consumables, accessories, and services accounted for approximately 40% of our total sales.

We had net revenues of $37.8 million, $46.2 million, and $46.9 million, in the years ended December 31, 2019, 2018, and 2017, respectively, and we had net losses of $17.9 million, $21.5 million, and $16.9 million for the same periods, respectively. Our net revenues for the quarter ended March 31, 2020 were $4.8 million. We had total assets of $24.5 million and $31.7 million as of March 31, 2020 and December 31, 2019, respectively. We were implementing a plan to transition the Company from an engineering and research and development focus to be more commercially driven and disciplined when the COVID -19 pandemic occurred and it has materially adversely affected our business in 2020 as discussed below.

Recent Developments

Impact of Coronavirus (COVID-19) on Our Operations

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The novel coronavirus has since spread to over 100 countries, including every state in the United States. On March 11, 2020, the World Health Organization declared COVID-19, the disease caused by the novel coronavirus, a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to the coronavirus outbreak. This outbreak has severely impacted global economic activity, and many countries and many states in the United States have reacted to the outbreak by instituting quarantines, mandating business and school closures and restricting travel. These mandated business closures have included dental office closures in Europe and the United States for the most part. The ability of our salespeople to call on dental customers during these closures has been greatly limited. In addition, most dental shows and workshops scheduled in the first and second quarters of 2020 have been canceled. As a result of reduced sales due to the COVID-19 pandemic and actions taken to contain it, cash generated from our operations during the first quarter of 2020 were negatively impacted. The full impact of the COVID-19 outbreak continues to evolve and the full magnitude that the pandemic may have on our financial condition, liquidity, and future results of operations remains uncertain. There is no assurance that sales will return to normal levels during the second quarter of 2020 or at any time thereafter.

Deficiency Letter from NASDAQ

On March 31, 2020, BIOLASE received a deficiency letter from the Listing Qualifications Department of the Nasdaq Stock Market notifying BIOLASE that, based on the BIOLASE’s shareholders’ equity of $377,000 as of December 31, 2019, as reported in its Annual Report on Form 10-K for the year ended December 31, 2019, BIOLASE is no longer in compliance with the minimum shareholders’ equity requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain shareholders’ equity of at least $2.5 million. BIOLASE has responded to Nasdaq with a specific plan to achieve and sustain compliance with the foregoing listing requirement. If the Company’s plan to regain compliance is accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the letter for the Company to evidence compliance. On June 4, 2020, NASDAQ granted the Company’s request for an extension of time to regain compliance to August 31, 2020 (the “Compliance Date”).

On December 3, 2019, BIOLASE received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the NASDAQ Stock Market, LLC (“NASDAQ”) notifying BIOLASE that it violated the continued listing requirements of NASDAQ listing rule 5550(a)(2). In accordance with NASDAQ rules, BIOLASE has been provided an initial period of 180 calendar days, or until June 1, 2020, to regain compliance. In response to the COVID-19 pandemic and related extraordinary market conditions, NASDAQ has provided temporary relief from the continued listing requirements and the cure period for regaining compliance is tolled through June 30, 2020. Under the relief, companies will have additional time to regain compliance for these price-based requirements. Starting on July 1, 2020, companies will receive the balance of any pending compliance period exception to come back into compliance with the applicable requirement. This relief will move the Company’s date to submit a plan to regain compliance to August 15, 2020.

If BIOLASE does not regain compliance by the Compliance Date and is not eligible for an additional compliance period at that time, the Staff will provide written notification to BIOLASE that its common stock may be delisted. BIOLASE intends to monitor the closing bid price of its common stock and may, if appropriate, consider available options to regain compliance with the Bid Price Rule.

Paycheck Protection Program Loan

On April 14, 2020, BIOLASE was granted a loan from Pacific Mercantile Bank (the “PPP Loan”) in the aggregate amount of $2,980,000, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the Coronavirus Aid Relief and Economic Securities Act (the “CARES Act”), which was enacted March 27, 2020.

The PPP Loan, which was in the form of a Note dated April 13, 2020 issued by the Company, matures on April 13, 2022 and bears interest at a rate of 1.0% per annum, payable monthly commencing on November 1, 2020. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire PPP Loan amount for qualifying expenses. Under the terms of the PPP, amounts spent on authorized purchases over eight weeks after receiving the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

SWK Fourth and Fifth Amendments

As of December 31, 2019, the Company was not in compliance with its debt covenants under its credit agreement dated November 9, 2018 (as amended, the “Credit Agreement”) with SWK Funding, LLC. In March 2020, the Company entered into a Fourth Amendment dated as of March 25, 2020 to its Credit Agreement with SWK (the “Fourth Amendment”). Under the Fourth Amendment, the financial covenant is amended to require consolidated unencumbered liquid assets of no less than $3.0 million as of any date of determination. The Fourth Amendment also adjusted the Minimum Aggregate Revenue ( as defined in the Credit Agreement) requirements. Pursuant to the Fourth Amendment to the Credit Agreement, SWK granted the Company a waiver of the Company’s noncompliance with certain financial covenants contained in the Credit Agreement through March 31, 2020.

On May 15, 2020, the Company entered into the Fifth Amendment to its Credit Agreement (the “Fifth Amendment”) with SWK. The Fifth Amendment amends the Credit Agreement by providing for minimum consolidated unencumbered liquid assets of $1.5 million prior to June 30, 2020 and $3.0 million on or after June 30, 2020; providing for a minimum aggregate revenue target of $41.0 million for the twelve month period ending June 30, 2020, a related waiver of such minimum revenue target in the event that the Company raises equity capital or issues subordinated debt of not less than $10.0 million on or prior to June 30, 2020, and quarterly revenue targets; and providing for a minimum EBITDA target of ($7.0 million) for the twelve month period ended June 30, 2020, a related waiver of such minimum EBIDTA target in the event that the Company raises equity capital or issues subordinated debt of not less than $10.0 million on or prior to June 30, 2020, and quarterly EBITDA targets. The Fifth Amendment contains representations, warranties, covenants, releases, and conditions customary for a credit agreement amendment of this type.

On June 8, 2020, SWK agreed to extend the deadline by which the Company is required to raise not less than $10.0 million in equity capital or subordinated debt to July 31, 2020 and agreed that the $6.9 million in proceeds from the offering completed on June 10, 2020 shall be counted toward the $10.0 million requirement. On July 22, 2020, the Company consummated the public offering of [18,000] units, each consisting of one share of Series F Convertible Preferred Stock, par value $0.001 per share (“Series F Convertible Preferred Stock”) and 2,500 warrants, each to purchase one share of Common Stock at an exercise price of $0.40 per share, for which it raised gross proceeds of $18,000,000 before the payment of dealer-manager fees and associated offering expenses of approximately $2.2 million. In connection with the Fifth Amendment, on May 15, 2020 the Company entered into the Third Consolidated, Amended and Restated Warrant pursuant to which the Company issued additional warrants to SWK to purchase 63,779 shares of the Company’s Common Stock with a warrant price per share of $0.39198, and adjusted the warrant price per share with respect to 487,198 existing warrant shares previously issued to SWK to $0.39198.

Revolving Credit Facility

In April 2020, the Company borrowed $3.0 million in connection with its credit facility with Pacific Mercantile Bank (the “PMB Loan”). As of May 26, 2020, approximately $1.7 million was outstanding under the PMB Loan.

Portable Ventilator Partnership

On April 8, 2020, the Company announced that it had teamed up with MEKICS Co. Ltd, (“MEKICS”) an intensive care unit (ICU) equipment manufacturer based in the Republic of Korea, to supply MEKICS’s MTV-1000 ICU-grade portable ventilator through BIOLASE’s manufacturing facility in Irvine, California. The MTV-1000 ventilator received FDA authorization for emergency use in connection with the COVID-19 pandemic. Since the commencement of this relationship, the Company has received over $10 million in multiple purchase orders and has received authorization to manufacture and supply the MTV-1000 ventilator under FDA Emergency Use Authorization authority and an exemption from the State of California to operate, market and produce the MTV-1000 Ventilator, which was a critically needed product, at that time.

Subsequent to the above-referenced authorizations, MEKICS experienced supply chain disruptions for certain critical parts and was delayed in shipping ventilators to the Company. Although MEKICS is ready to ship ventilators at this time, the United States market for ventilator products has rapidly changed since early April, due to the effect and level of spread of COVID-19 infection throughout the nation and went from products of undersupply to products of oversupply. As an example, certain state governments are now cancelling pre-paid orders for ventilators.

Due to the foregoing, the Company’s customers that had placed orders with the Company currently no longer need this supply. As a result, the Company has determined not to purchase any MTV-1000 Ventilators from MEKICS at this time for resale to customers.

However, if there is a second wave of COVID-19, the Company expects there may be a return to peak demand for this product. If that occurs, the Company expects to be in position to be able to address this demand through its collaboration with MEKICS.

EIDL Loan

On May 22, 2020, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the United States Small Business Administration (the “SBA”) under its Economic Injury Disaster Loan assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. The principal amount of the EIDL Loan is $150,000.00, with proceeds to be used for working capital purposes. Interest on the EIDL Loan accrues at the rate of 3.75% per annum and installment payments, including principal and interest, are due monthly beginning twelve months from the date of the EIDL Loan in the amount of $731.00. The balance of principal and interest is payable thirty years from the date of the promissory note. In connection with the EIDL Loan, the Company executed the EIDL Loan documents, which include the SBA Secured Disaster Loan Note, dated May 22, 2020, the Loan Authorization and Agreement, dated May 22, 2020, and the Security Agreement, dated May 22, 2020, each between the SBA and the Company.

Amendment to Certificate of Incorporation

On May 13, 2020, our shareholders approved a proposal at our 2020 annual meeting of shareholders to amend the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) to increase the amount of authorized shares of the Company’s common stock, from 40,000,000 shares to 180,000,000 shares (the “Authorized Share Increase”). On May 28, 2020, the Company filed an amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the Authorized Share Increase.

Conversion of Series E Convertible Preferred Stock

The 69,565 shares of Series E Convertible Preferred Stock were automatically converted into 6,956,500 shares of common stock upon receipt of the requisite approval at the Annual Shareholders’ Meeting held in May 2020.

Registered Direct Offering and Concurrent Private Placement

On June 10, 2020, the Company consummated a registered direct offering of 10,800,000 shares of its common stock (the “Shares”) to certain accredited institutional investors and a concurrent private placement of warrants to purchase 10,800,000 shares of common stock with an exercise price of $0.515 per share (the “June 2020 Warrants”). The June 2020 Warrants are exercisable commencing on the date of their issuance and will expire on the five- year anniversary of the issuance date.

The combined purchase price for one Share and one June 2020 Warrant in the offering was $0.64. The Company received aggregate gross proceeds of approximately $6.9 million in the offering, before deducting fees to the placement agents and other offering expenses.

The Shares were offered by the Company pursuant to an effective shelf registration statement on Form S-3 (File No. 333-233172), which was declared effective on August 23, 2019. The June 2020 Warrants and the shares of common stock issuable upon exercise of the June 2020 Warrants were issued in a concurrent private placement and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and Rule 506(b) promulgated thereunder. Maxim Group LLC, The Benchmark Company, LLC & Colliers Securities LLC acted as co-placement agents for the offering.

Rights Offering

On July 22, 2020, the Company completed its previously announced rights offering pursuant to its effective registration statements on Form S-1, as amended (Registration Nos. 333-238914 and 333-239876), previously filed with and declared effective by the Securities and Exchange Commission (the “ SEC”) and a prospectus filed with the SEC (the “Rights Offering”). Pursuant to the Rights Offering, the Company sold an aggregate of 18,000 units consisting of an aggregate of 18,000 shares of Series F Convertible Preferred Stock and 45,000,000 warrants, with each warrant exercisable for one share of Common Stock, resulting in net proceeds to the Company of approximately $15.8 million, after deducting expenses relating to the Rights Offering, including dealer-manager fees and expenses, and excluding any proceeds received upon exercise of any warrants.

Corporate Information

We were originally formed as Societe Endo Technic, SA (“SET”) in 1984 in Marseilles, France, to develop and market various endodontic and laser products. In 1987, SET merged into Pamplona Capital Corp., a public holding company incorporated in Delaware. In 1994, we changed our name to BIOLASE Technology, Inc. and in 2012, we changed our name to BIOLASE, Inc.

For additional information about our Company, please refer to other documents we have filed with the SEC and that are incorporated by reference into this prospectus, as listed under the heading “Information Incorporated by Reference.”

Our principal executive offices are located at 27042 Towne Centre Drive, Suite 270, Lake Forest, California 92610. Our telephone number is (949) 361-1200. Additional information can be found on our website, at www.biolase.com, and in our periodic and current reports filed with the SEC. Copies of our current and periodic reports filed with the SEC are available online at www.sec.gov and our website at www.biolase.com. No portion of our website is incorporated by reference into this prospectus.

The Offering

This prospectus relates to the resale of up to 18,621,880 shares of common stock, par value $0.001 per share, of the Company, that may be sold from time to time by the Selling Shareholders named in this prospectus.

Common stock outstanding immediately prior to the offering	50,342,130 shares

Common stock offered by the Selling Shareholders	Up to 18,621,880 shares

Common stock to be outstanding immediately after the offering, assuming full exercise for cash of the June 2020 Warrants, the SWK Warrants, the OTA Warrants and the Mason Warrants1)	Approximately 68,964,010 shares

Use of Proceeds

We will not receive any of the proceeds from the sale of the shares of common stock by the Selling Shareholders. However, to the extent that the June 2020 Warrants, the SWK Warrants, the OTA Warrants and the Mason Warrants are all exercised for cash, we will receive proceeds from any exercise of the such warrants, up to an aggregate of approximately $ 6,072,493.

We intend to use any proceeds received from the exercise of the Warrants for general corporate purposes. See “Use of Proceeds” beginning on page 24 of this prospectus.

Transfer Agent and the Registrar	Computershare Trust Company N.A.

Risk Factors	Investment in our securities involves a high degree of risk. See “Risk Factors” on page 6 of this prospectus and under similar sections in the documents we incorporate by reference into this prospectus for a discussion of factors you should consider carefully before making an investment decision.

Nasdaq Symbol	“BIOL”

The number of shares of common stock to be outstanding after this offering is based on 50,342,130 shares of common stock outstanding as of July 21, 2020, and excludes:

•	12,946,992 shares of our common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $1.39 per share.

•	2,684,134 shares of our common stock relating to outstanding restricted stock units;

•	500,000 shares of our common stock that are expected to be issued under our restricted stock agreement with CAO Group, Inc.;

•	2,715,864 shares of our common stock reserved for future issuance relating to outstanding option awards with a weighted-average exercise price of $3.45 per share;

325,000 shares of common stock reserved for future issuance relating to RSU awards to be granted under our 2018 Plan;

•	45,000,000 shares of our common stock issuable upon conversion of 18,000 shares of our outstanding Series F Convertible Preferred Stock that were issued on July 22, 2020 in the Rights Offering.

•	45,000,000 shares of common stock issuable upon the exercise of warrants that were issued on July 22, 2020 in the Rights Offering.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risk factors and the risks described under the caption “Risk Factors” and other information contained in our most recent annual report on Form 10-K, subsequent quarterly reports on Form 10-Q and other filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), incorporated by reference herein, before making an investment decision. Additional risks and uncertainties that we are unaware of may become important factors that affect us. If any of these risks actually occurs, our business, financial condition or operating results may suffer, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK

Failure to meet NASDAQ’s continued listing requirements could result in the delisting of our common stock, negatively impact the price of our common stock and negatively impact our ability to raise additional capital.

On March 31, 2020, BIOLASE received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) notifying BIOLASE that, based on the BIOLASE’s shareholders’ equity of $377,000 as of December 31, 2019, as reported in its Annual Report on Form 10-K for the year ended December 31, 2019, BIOLASE is no longer in compliance with the minimum shareholders’ equity requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain shareholders’ equity of at least $2.5 million. BIOLASE has responded to Nasdaq with a specific plan to achieve and sustain compliance with the foregoing listing requirement. If the Company’s plan to regain compliance is accepted, NASDAQ may grant an extension of up to 180 calendar days from the date of the letter for the Company to evidence compliance. On June 4, 2020, NASDAQ granted the Company’s request for an extension of time to regain compliance to August 31, 2020 (the “Compliance Date”).

On December 3, 2019, we received a deficiency letter from the Listing Qualifications Department of The NASDAQ stating that, for the preceding 30 consecutive business days, the bid price for the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the NASDAQ pursuant to NASDAQ Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with NASDAQ rules, we were provided an initial period of 180 calendar days, or until June 1, 2020, to regain compliance with the Bid Price Rule. In response to the COVID-19 pandemic and related extraordinary market conditions, NASDAQ has provided temporary relief from the continued listing requirements and the cure period for regaining compliance is tolled through June 30, 2020. Under the relief, companies will have additional time to regain compliance for these price-based requirements. Starting on July 1, 2020, companies will receive the balance of any pending compliance period exception to come back into compliance with the applicable requirement. This relief will move the Company’s date to submit a plan to regain compliance to August 15, 2020.

If we do not regain compliance with the Bid Price Rule by the Compliance Date, we may be eligible for an additional 180 calendar day compliance period. To qualify, we would need to provide written notice of our intention to cure the deficiency during the additional compliance period, by effecting a reverse stock split, if necessary, provided that it meets the continued listing requirement for the market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement.

If we do not regain compliance with the Bid Price Rule by the Compliance Date and are not eligible for an additional compliance period at that time, the Staff will provide written notification to us that our common stock may be delisted. At that time, we may appeal the Staff’s delisting determination to a NASDAQ Listing Qualifications Panel.

We intend to monitor the closing bid price of our common stock and may, if appropriate, consider available options to regain compliance with the Bid Price Rule. However, we may not regain compliance with the Bid Price Rule or any of the other NASDAQ continued listing requirements in the future.

If, in the future, we fail to comply with NASDAQ’s continued listing requirements, our common stock will be subject to delisting. If that were to occur, our common stock would be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock. This would adversely affect the ability of investors to trade our common stock and would adversely affect the value of our common stock. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock. If we seek to implement a further reverse stock split in order to remain listed on NASDAQ, the announcement or implementation of such a reverse stock split could negatively affect the price of our common stock.

The liquidity and trading volume of our common stock could be low, and our ownership is concentrated.

The liquidity and trading volume of our common stock has at times been low in the past and could again be low in the future. If the liquidity and trading volume of our common stock is low, this could adversely impact the trading price of our shares, our ability to issue stock and our shareholders’ ability to obtain liquidity in their shares. The issuance of common stock by us in 2013, 2014, 2016, 2017 and 2019 involved a significant issuance of stock to a limited number of investors, significantly increasing the concentration of our share ownership in a few holders.

Two of our shareholders hold approximately 50% of our outstanding common stock, in the aggregate, as of June 1, 2020. As a result, these shareholders will be able to affect the outcome of, or exert significant influence over, all matters requiring shareholder approval, including the election and removal of directors and any change in control. In particular, this concentration of ownership of our common stock could have the effect of delaying or preventing a change in control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our common stock. It could also prevent our shareholders from realizing a premium over the market prices for their shares of common stock. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other shareholders. The concentration of ownership also contributes to the low trading volume and volatility of our common stock.

Our stock price has been, and could continue to be, volatile.

There has been significant volatility in the market price and trading volume of equity securities, which may be unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations could negatively affect the market price of our stock. The market price and volume of our common stock could fluctuate, and in the past has fluctuated, more dramatically than the stock market in general. During the 12 months ended December 31, 2019, the market price of our common stock has ranged from a high of $2.78 per share to a low of $0.47 per share. You may not be able to resell your shares at or above the price you paid for them due to fluctuations in the market price of our stock caused by changes in our operating performance or prospects or other factors. Some factors, in addition to the other risk factors identified above, that could have a significant effect on our stock market price include but are not limited to the following:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	our announcements or our competitors’ announcements of new products;

•	the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	changes in our growth rates or our competitors’ growth rates;

•	developments regarding our patents or proprietary rights or those of our competitors;

•	our inability to raise additional capital as needed;

•	concerns or allegations as to the safety or efficacy of our products;

•	changes in financial markets or general economic conditions;

•	sales of stock by us or members of our management team, our Board, our significant shareholders, or certain institutional shareholders; and

•	changes in stock market analyst recommendations or earnings estimates regarding our stock, other comparable companies or our industry generally.

Since we have broad discretion in how we use any proceeds we may receive from the exercise of the June 2020 Warrants, the SWK Warrants, the OTA Warrants and the Mason Warrants, we may use the proceeds in ways with which you disagree.

Our management will have significant flexibility in applying any proceeds we may receive from the exercise of the June 2020 Warrants, the SWK Warrants, the OTA Warrants and the Mason Warrants. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to influence how the proceeds are being used. It is possible that these proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, prospects, financial condition, operating results and cash flow.

Future sales of our common stock may cause the prevailing market price of our common stock to decrease.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. The issuance and sale of additional shares of common stock or securities convertible into or exercisable for shares of common stock or the perception that such sales may occur could reduce the prevailing market price for our common stock as well as make future sales of equity securities by us less attractive or not feasible.

You could experience substantial dilution of your investment as a result of future sales of our equity, subsequent exercises of our outstanding warrants and options, or the future grant of equity by us.

As a result of reduced sales due to the COVID-19 pandemic and actions taken to contain it, cash generated from our operations during the first quarter of 2020 was less than we anticipated. Moreover, there is no assurance that sales will return to normal levels during the second quarter of 2020 or at any time thereafter. As of the date of this prospectus, management is evaluating all options to conserve cash and to obtain additional debt or equity financing and/or enter into a collaborative arrangement or sale of assets, to permit the Company to continue operations. Moreover, we may choose to raise additional capital from time to time, even if we believe we have sufficient funds for our current or future operating plans. On July 22, 2020 we consummated a Rights Offering pursuant to which we issued and sold a total of 18,000 Units for a purchase price of $1,000 per Unit, each consisting of one share of Series F Convertible Preferred Stock that is convertible into 2,500 shares of our common stock at a conversion price of $0.40 per share of common stock and 2,500 warrants, each to purchase one share of our common stock at an exercise price of $0.40 share, resulting in net proceeds of approximately $15.3 million. On June 10, 2020 we consummated a registered direct offering of 10,800,000 shares of common stock and a concurrent private placement of warrants to purchase 10,800,000 shares of common stock. During 2019 we consummated an underwritten public offering of approximately 9.0 million shares of BIOLASE common stock and a private placement of 69,565 shares of our Series E Convertible Preferred Stock, resulting in net proceeds of approximately $7.8 million after deducting underwriter discounts and other fees and expenses. During 2017, we sold approximately 6.9 million shares of common stock in a rights offering and private placement with gross proceeds totaling approximately $22.5 million. During 2016, we sold approximately 1.8 million shares of common stock in private placements with gross proceeds totaling approximately $10.0 million. During 2014, we sold approximately 4.5 million shares of common stock in private placements with gross proceeds totaling approximately $52.0 million. To the extent that we raise additional funds through the future sale of equity or convertible securities, the issuance of such securities will result in dilution to our shareholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by investors in the offering. Investors purchasing shares or other securities in the future could have rights superior to existing shareholders.

In addition, you could experience substantial dilution of your investment as a result of subsequent exercises of outstanding warrants and outstanding options and vesting of restricted stock units issued as compensation for services performed by employees, directors, consultants, and others, warrants issued in past sales of our equity, or the grant of future equity-based awards. As of July     , 2020, an aggregate of 5,725,000 shares of common stock were reserved for issuance under our equity incentive and inducement plans, 2,716,000 of which were subject to options outstanding as of that date at a weighted-average exercise price of $1.91 per share and 3,009,000 of which were subject to restricted stock units outstanding or expected to be issued under our leadership bonus program as of that date. Of the 2,716,000 stock options outstanding, 1,291,000 stock options were vested and exercisable. In addition, as of July 21, 2020, 12,947,000 shares of our common stock were subject to warrants at a weighted-average exercise price of $1.39 per share and 500,000 shares were expected to be issued under our restricted stock agreement with CAO Group, Inc., relating to the Confidential Settlement Agreement, dated January 25, 2019, by and between BIOLASE and CAO Group, Inc. To the extent that outstanding warrants or options are exercised or the convertible preferred stock is converted, our existing shareholders could experience dilution. We rely heavily on equity awards to motivate current employees and to attract new employees. The grant of future equity awards by us to our employees and other service providers could further dilute our shareholders’ interests in the Company.

Because we do not intend to pay dividends, our shareholders will benefit from an investment in our common stock only if it appreciates in value.

We intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which our shareholders purchased their shares.

Non-compliance with the objective and subjective criteria for the Paycheck Protection Program loan could have a material adverse effect on our business.

On April 14, 2020, BIOLASE availed itself of a PPP Loan from Pacific Mercantile Bank in the aggregate amount of $2,980,000, pursuant to the Paycheck Protection Program under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The PPP Loan, which was in the form of a note dated April 13, 2020 issued by the Company, matures on April 13, 2022 and bears interest at a rate of 1.0% per annum, payable monthly commencing on November 1, 2020. The PPP Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

On April 23, 2020, the Secretary of the U.S. Department of the Treasury stated that the SBA will perform a full review of any PPP Loan over $2.0 million before forgiving the loan. In order to apply for the PPP Loan, we were required to certify, among other things, that the current economic uncertainty made the PPP Loan request necessary to support our ongoing operations. We made this certification in good faith after analyzing, among other things, the maintenance of our entire workforce, notwithstanding certain obvious “work-from-home” limitations associated with the nature of our business. We also took into account our need for additional funding to continue operations, and our ability to currently access alternative forms of capital in the current market environment. Following this analysis, we believe that we satisfied all eligibility criteria for the PPP Loan, and that our receipt of the PPP Loan is consistent with the objectives of the PPP Loan of the CARES Act. If it is later determined that we were ineligible to receive the PPP Loan, we may be required to repay the PPP Loan in its entirety and/or be subject to additional penalties and adverse publicity, which could have a material adverse effect on our business, results of operations, and financial condition.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Although our consolidated financial statements have been prepared on a going concern basis, our management believe that our recurring losses and negative cash flows from operations and other factors, including the ongoing impact of the COVID-19 pandemic on our business, have raised substantial doubt about our ability to continue as a going concern as of December 31, 2019 and March 31, 2020.

Our audited consolidated financial statements for the fiscal year ended December 31, 2019 and our unaudited consolidated financial statements for the quarter ended March 31, 2020 were prepared on a going concern basis in accordance with generally accepted accounting principles in the United States. The going concern basis assumes that we will continue in operation for the next 12 months and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. Thus, our consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Our recurring losses, negative cash flow, need for additional capital and the uncertainties surrounding our ability to raise such capital, raise substantial doubt about our ability to continue as a going concern. In addition, as a result of reduced sales due to the COVID-19 pandemic and actions taken to contain it, cash generated from our operations during the first quarter of 2020 was less than we anticipated. Moreover, there is no assurance that sales will return to normal levels during the second quarter of 2020 or at any time thereafter. As of the date of this prospectus, management is evaluating all options to conserve cash and to obtain additional debt or equity financing and/or enter into a collaborative arrangement or sale of assets, to permit the Company to continue operations. Furthermore, in order for us to continue operations beyond the next 12 months and be able to discharge our liabilities and commitments in the normal course of business, we must sell our products directly to end-users and through distributors, establish profitable operations through increased sales, decrease expenses, generate cash from operations or raise additional funds when needed. We intend to improve our financial condition and ultimately improve our financial results by increasing revenues through expansion of our product offerings, continuing to expand and develop our field sales force and distributor relationships both domestically and internationally, forming strategic arrangements within the dental and medical industries, educating dental and medical patients as to the benefits of our advanced medical technologies, and reducing expenses. If we are unable to raise additional capital, increase sales or reduce expenses we will be unable to continue to fund our operations, develop our products, realize value from our assets, or discharge our liabilities in the normal course of business. If we become unable to continue as a going concern, we could have to liquidate our assets, and potentially realize significantly less than the values at which they are carried on our financial statements, and shareholders could lose all or part of their investment in our common stock. In addition, our independent registered public accounting firm included an explanatory paragraph regarding our ability to continue as going concern in their report accompanying our consolidated financial statements for the year ended December 31, 2019.

The novel coronavirus outbreak and COVID-19 pandemic have already materially adversely affected, and are likely to continue to materially adversely affect, our business, results of operations and financial condition. In addition, similar risks related to health epidemics and other outbreaks or pandemics may adversely affect our business, results of operations and financial condition.

We face risks related to health epidemics and other outbreaks, including the global outbreak of the novel coronavirus and the disease caused by it, COVID-19. In the first quarter of 2020, the spread of the novel coronavirus has led to disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets. In addition, efforts to contain the COVID-19 pandemic have led to travel restrictions, prohibitions on public gatherings and closures of dental offices and clinics throughout much of Europe and the United States. These mandated business closures have included dental office closures in Europe and the United States for the most part. The ability of our salespeople to call on dental customers during these closures has been greatly limited. In addition, most dental shows and workshops scheduled in the first and second quarters of 2020 have been canceled. As a result of reduced sales due to the COVID-19 pandemic and actions taken to contain it, cash generated from our operations during the first quarter of 2020 were negatively impacted. The full impact of the COVID-19 outbreak continues to evolve and the full magnitude that the pandemic may have on our financial condition, liquidity, and future results of operations remains uncertain. There is no assurance that sales will return to normal levels during the second quarter of 2020 or at any time thereafter.

We have experienced net losses for each of the past three years and we could experience additional losses and have difficulty achieving profitability in the future.

We had an accumulated deficit of approximately $240.6 million at March 31, 2020. We recorded net losses of approximately $6.0 million, $17.9 million, $21.5 million, and $16.9 million for the three months ended March 31, 2020 and the years ended December 31, 2019, 2018, and 2017, respectively. In order to achieve profitability, we must increase net revenue through new sales and control our costs. Failure to increase our net revenue and decrease our costs could cause our stock price to decline and could have a material adverse effect on our business, financial condition, and results of operations.

We are vulnerable to continued global economic uncertainty and volatility in financial markets.

Our business is highly sensitive to changes in general economic conditions as a seller of capital equipment to end users in dental professional practices. Financial markets inside the United States and internationally have experienced extreme disruption in recent times, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, and declining valuations of investments. We believe these disruptions are likely to have an ongoing adverse effect on the world economy. A continuing economic downturn and financial market disruptions could have a material adverse effect on our business, financial condition, and results of operations, including by:

•	reducing demand for our products and services, increasing order cancellations and resulting in longer sales cycles and slower adoption of new technologies;

•	increasing the difficulty of collecting accounts receivable and the risk of excess and obsolete inventories;

•	increasing price competition in our served markets; and

•	resulting in supply interruptions, which could disrupt our ability to produce our products.

We will need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we could be unable to execute our business plan.

As a result of reduced sales due to the COVID-19 pandemic and actions taken to contain it, cash generated from our operations during the first quarter of 2020 will be insufficient to fund continuing operations. As a result, we will need to raise additional funds through the issuance of equity or debt securities in the public or private markets, or through a collaborative arrangement or sale of assets. Additional financing opportunities may not be available to us, or if available, may not be on favorable terms. The availability of financing opportunities will depend, in part, on market conditions, and the outlook for our business. Any future issuance of equity securities or securities convertible into equity securities could result in substantial dilution to our shareholders, and the securities issued in such a financing could have rights, preferences or privileges senior to those of our common stock. In addition, if we raise additional funds through debt financing, we could be subject to debt covenants that place limitations on our operations. We could not be able to raise additional capital on reasonable terms, or at all, or we could use capital more rapidly than anticipated. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers, we could lose revenue and market share and we may have to curtail our capital expenditures. The following factors, among others, could affect our ability to obtain additional financing on favorable terms, or at all:

•	our results of operations;

•	general economic conditions and conditions in the dental or medical device industries, including as a result of the COVID-19 pandemic and efforts to contain it;

•	the perception of our business in the capital markets;

•	our ratio of debt to equity;

•	our financial condition;

•	our business prospects; and

•	interest rates.

If we are unable to obtain sufficient capital in the future, we could have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net revenue, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, or reduced manufacturing efficiencies and could have a material adverse effect on our business, financial condition, and results of operations.

Our success depends, in part, on our relationships with, and the efforts of, third-party distributors.

We rely on exclusive and non-exclusive third-party distributors for a portion of our sales in North America and a majority of our sales in countries outside of the U.S. For the three months ended March 31, 2020 and the fiscal years ended December 31, 2019, 2018, and 2017, revenue from distributors accounted for approximately 51%, 33%, 34%, and 32% of our total net revenue, respectively. Our distributors have significant discretion in determining the efforts and resources they apply to the sale of our products, and we face significant challenges and risks in expanding, training, and managing our third-party distributors, particularly given their geographically dispersed operations. Our distributors may not commit the necessary resources to market and sell our products to the level of our expectations, and, regardless of the resources they commit, they may not be successful. From time to time, we may face competition or pricing pressure from one or more of our non-exclusive distributors in certain geographic areas where those distributors are selling inventory to the same customer base as us. Additionally, most of our distributor agreements can be terminated with limited notice, and we may not be able to replace any terminating distributor in a timely manner or on terms agreeable to us, if at all. If we are not able to maintain our distribution network, if our distribution network is not successful in marketing and selling our products, or if we experience a significant reduction in, cancellation, or change in the size and timing of orders from our distributors, our revenues could decline significantly and lead to an inability to meet operating cash flow requirements, which would have a material adverse effect on our business, financial condition, and results of operations.

Dentists and patients have been slow in adopting laser technologies, and our inability to overcome this hesitation could limit the market acceptance of our products and our market share.

Our dental laser systems represent relatively new technologies in the dental market. Only a small percentage of dentists use lasers to perform dental procedures. Our future success will depend on our ability to increase demand for our products by demonstrating to a broad spectrum of dentists and patients the potential performance advantages of our laser systems over traditional methods of treatment and over competitive laser systems, and our inability to do so could have a material adverse effect on our business, financial condition, and results of operations. Historically, we have experienced long sales cycles because dentists have been, and could continue to be, slow to adopt new technologies on a widespread basis. As a result, we generally are required to invest a significant amount of time and resources to educate dentists about the benefits of our products in comparison to competing products and technologies before completing a sale, if any.

Factors that could inhibit adoption of laser technologies by dentists include cost and concerns about the safety, efficacy, and reliability of lasers. In order to invest in a Waterlase system, a dentist generally needs to invest time to understand the technology, consider how patients may respond to the new technology, assess the financial impact the investment could have on the dentist’s practice and become comfortable performing procedures with our products. Absent an immediate competitive motivation, a dentist may not feel compelled to invest the time required to learn about the potential benefits of using a laser system. Dentists may not accept or adopt our products until they see additional clinical evidence supporting the safety and efficiency of our products or recommendations supporting our laser systems by influential dental practitioners. In addition, economic pressure, caused, for example, by an economic slowdown, changes in health care reimbursement or by competitive factors in a specific market, could make dentists reluctant to purchase substantial capital equipment or invest in new technologies. Patient acceptance will depend on the recommendations of dentists and specialists, as well as other factors, including the relative effectiveness, safety, reliability, and comfort of our systems as compared to other instruments and methods for performing dental procedures.

Any failure in our efforts to train dental practitioners could result in the misuse of our products, reduce the market acceptance of our products and have a material adverse effect on our business, financial condition, and results of operations.

There is a learning process involved for dental practitioners to become proficient users of our laser systems. It is critical to the success of our sales efforts to adequately train a sufficient number of dental practitioners. Following completion of training, we rely on the trained dental practitioners to advocate the benefits of our products in the broader marketplace. Convincing dental practitioners to dedicate the time and energy necessary for adequate training is challenging, and we cannot provide assurance that we will be successful in these efforts. If dental practitioners are not properly trained, they could misuse or ineffectively use our products, or could be less likely to appreciate our laser systems. This could also result in unsatisfactory patient outcomes, patient injury, negative publicity, FDA regulatory action, or lawsuits against us, any of which could negatively affect our reputation and sales of our laser systems.

If future data proves to be inconsistent with our clinical results or if competitors’ products present more favorable results our revenues could decline and our business, financial condition, and results of operations could be materially and adversely affected.

If new studies or comparative studies generate results that are not as favorable as our clinical results, our revenues could decline. Additionally, if future studies indicate that our competitors’ products are more effective or safer than ours, our revenues could decline. Furthermore, dental practitioners could choose not to purchase our laser systems until they receive additional published long-term clinical evidence and recommendations from prominent dental practitioners that indicate our laser systems are effective for dental applications.

We face competition from other companies, many of which have substantially greater resources than we do. If we do not successfully develop and commercialize enhanced or new products that remain competitive with products or alternative technologies developed by others, we could lose revenue opportunities and customers and our ability to grow our business would be impaired.

A number of competitors have substantially greater capital resources, larger customer bases, larger technical, sales and marketing forces and stronger reputations with target customers than ours. We compete with a number of domestic and foreign companies that market traditional dental products, such as dental drills, as well as companies that market laser technologies in the dental and medical markets. The marketplace is highly fragmented and very competitive. We expect that the rapid technological changes occurring in the health care industry could lead to the entry of new competitors, particularly if dental and medical lasers gain increasing market acceptance. If we do not compete successfully, our revenue and market share could decline, which would impact our ability to meet our operating cash flow requirements and our business, financial condition, and results of operations could be adversely affected.

Our long-term success depends upon our ability to (i) distinguish our products through improving our product performance and pricing, protecting our intellectual property, improving our customer support, accurately timing the introduction of new products, and developing sustainable distribution channels worldwide; and (ii) develop and successfully commercialize new products, new or improved technologies, and additional applications for our laser systems. We may not be able to distinguish our products and commercialize any new products, new or improved technologies, or additional applications for our laser systems.

If our customers cannot obtain third-party reimbursement for their use of our products, they could be less inclined to purchase our products and our business, financial condition, and results of operations could be adversely affected.

Our products are generally purchased by dental or medical professionals who have various billing practices and patient mixes. Such practices range from primarily private pay to those who rely heavily on third-party payers, such as private insurance or government programs. In the United States, third-party payers review and frequently challenge the prices charged for medical products and/or services. In many foreign countries, the prices for dental services are predetermined through government regulation. Payers could deny coverage and reimbursement on various grounds, including if they determine that the procedure was not medically necessary or that the device used in the procedure was investigational. Accordingly, both coverage and reimbursement can vary significantly from payer to payer. For the portion of dentists who rely heavily on third-party reimbursement, the inability to obtain reimbursement for services using our products could deter them from purchasing or using our products. We cannot predict the effect that future health care reforms or changes in financing for health and dental plans could have on our business. Any such changes could have an adverse effect on the ability of a dental or medical professional to generate a profit using our current or future products. In addition, such changes could act as disincentives for capital investments by dental and medical professionals.

Our ability to use net operating loss carryforwards could be limited.

Section 382 of the Internal Revenue Code of 1986 (“IRC”) generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone material changes in its stock ownership. In 2006, we completed an analysis to determine the applicability of the annual limitations imposed by IRC Section 382 caused by previous changes in our stock ownership and determined that such limitations should not be significant. Given our continued generation of losses since the completion of 2006 study, we have not updated the study. However, we plan to update the study if we expect to utilize net operating loss carryforwards in any future year. If we experience an ownership change as defined in IRC Section 382, utilization of the net operating loss carryforwards, research and development credit carryforwards, and other tax attributes, would be subject to an annual limitation under Section 382 of the IRC. In addition, our ability to utilize net operating loss carryforwards, research and development credit carryforwards, and other tax attributes may be limited by other changes outside our control, such as changes to applicable tax law. Any limitation may result in the expiration of a portion of the net operating loss or research and development credit carryforwards before utilization. If we lose our ability to use net operating loss carryforwards, any income we generate will be subject to tax earlier than it would be if we were able to use net operating loss carryforwards, resulting in lower profits which could have a material adverse effect on our business, financial condition, and results of operations.

We could incur problems in manufacturing our products.

In order to grow our business, we must expand our manufacturing capabilities to produce the systems and accessories necessary to meet any demand we may experience. We could encounter difficulties in increasing the production of our products, including problems involving production capacity and yields, quality control and assurance, component supply, and shortages of qualified personnel. In addition, before we can begin commercial manufacture of our products, we must ensure our manufacturing facilities, processes, and quality systems, and the manufacture of our laser systems, comply with FDA regulations governing facility compliance, quality control, and documentation policies and procedures. In addition, our manufacturing facilities are subject to periodic inspections by the FDA, as well as various state agencies and foreign regulatory agencies. From time to time, we could expend significant resources in obtaining, maintaining, and addressing our compliance with these requirements. Our success will depend in part upon our ability to manufacture our products in compliance with the FDA’s Quality System Regulation and other regulatory requirements. We have experienced quality issues with components of our products supplied by third parties, and we could continue to do so. Our future success depends on our ability to manufacture our products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our product sales, cash collections from customers, and our ability to meet operating cash flow requirements, which could have a material adverse effect on our business, financial condition, and results of operations.

We could be subject to significant warranty obligations if our products are defective, which could have a material adverse effect on our business, financial condition, and results of operations.

In manufacturing our products, we depend upon third parties for the supply of various components. Many of these components require a significant degree of technical expertise to design and produce. If we fail to adequately design, or if our suppliers fail to produce components to specification, or if the suppliers, or we, use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised. We have experienced such non-compliance with manufacturing specifications in the past and could continue to experience such non-compliance in the future, which could lead to higher costs and reduced margins.

Our products could contain defects that cannot be repaired easily and inexpensively, and we have experienced in the past and could experience in the future some or all of the following:

•	loss of customer orders and delay in order fulfillment;

•	damage to our brand reputation;

•	increased cost of our warranty program due to product repair or replacement;

•	inability to attract new customers;

•	diversion of resources from our manufacturing and engineering and development departments into our service department; and

•	legal action.

Adverse publicity regarding our technology or products could negatively impact us.

Adverse publicity regarding any of our products or similar products marketed or sold by others could negatively affect us. If any studies raise or substantiate concerns regarding the efficacy or safety of our products or other concerns, our reputation could be harmed and demand for our products could diminish, which could have a material adverse effect on growth in new customers and sales of our product, leading to a decline in revenues, cash collections, and ultimately our ability to meet operating cash flow requirements.

Our products are used in minimally invasive surgical procedures, usually, though not always, without anesthesia. All surgical procedures carry some risk. Patients could experience adverse events or outcomes following a surgical procedure due to a multitude of different factors alone or in combination, including deficits in the skill, experience, and preparedness of the surgeon, the existence of underlying conditions or overall poor health of the patient, and defects, age, and misuse of medical products used in the procedure. Should an adverse patient event occur during the use of our products, there could be adverse publicity, increased scrutiny from regulatory agencies, and a loss of good will, even if it is ultimately shown to be caused by factors other than our product.

Product liability claims against us could be costly and could harm our reputation.

The sale of dental and medical devices involves the risk of product liability claims against us. Claims could exceed our product liability insurance coverage limits. Our insurance policies are subject to various standard coverage exclusions, including damage to the product itself, losses from recall of our product, and losses covered by other forms of insurance such as workers compensation. We cannot be certain that we will be able to successfully defend any claims against us, nor can we be certain that our insurance will cover all liabilities resulting from such claims. In addition, we cannot provide assurance that we will be able to obtain such insurance in the future on terms acceptable to us, or at all. Regardless of merit or eventual outcome, any product liability claim brought against us could result in harm to our reputation, decreased demand for our products, costs related to litigation, product recalls, loss of revenue, an increase in our product liability insurance rates, or the inability to secure coverage in the future, and could have a material adverse effect on our business by reducing cash collections from customers and limiting our ability to meet our operating cash flow requirements.

Our suppliers may not supply us with a sufficient amount or adequate quality of materials, which could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on our ability to obtain timely deliveries of materials, components, and subassemblies of acceptable quality and in acceptable quantities from third-party suppliers. We generally purchase components and subassemblies from a limited group of suppliers through purchase orders, rather than written supply contracts. Consequently, many of our suppliers have no obligation to continue to supply us on a long-term basis. In addition, our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others could affect their ability to deliver components for us in a timely manner. Moreover, our suppliers could encounter financial hardships, be acquired, or experience other business events unrelated to our demand for components, which could inhibit or prevent their ability to fulfill our orders and satisfy our requirements.

Certain components of our products, particularly specialized components used in our laser systems, are currently available only from a single source or limited sources. For example, the crystal, fiber, and hand pieces used in our Waterlase systems are each supplied by a separate single supplier. Our dependence on single-source suppliers involves several risks, including limited control over pricing, availability, quality, and delivery schedules.

If any of our suppliers cease to provide us with sufficient quantities of our components in a timely manner or on terms acceptable to us, or ceases to manufacture components of acceptable quality, we could incur manufacturing delays and sales disruptions while we locate and engage alternative qualified suppliers, and we might be unable to engage acceptable alternative suppliers on favorable terms. In addition, we could need to reengineer our components, which could require product redesign and submission to the FDA of a 510(k) application, which could significantly delay production. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive procedures. We are continually in the process of identifying and qualifying alternate source suppliers for our key components. There can be no assurance, however, that we will successfully identify and qualify an alternate source supplier for any of our key components or that we could enter into an agreement with any such alternate source supplier on terms acceptable to us, or at all.

Rapidly changing standards and competing technologies could harm demand for our products, result in significant additional costs, and have a material adverse effect on our business, financial condition, and results of operations.

The markets in which our products compete are subject to rapid technological change, evolving industry standards, changes in the regulatory environment, and frequent introductions of new devices and evolving dental and surgical techniques. Competing products could emerge that render our products uncompetitive or obsolete. The process of developing new medical devices is inherently complex and requires regulatory approvals or clearances that can be expensive, time-consuming, and uncertain. We cannot guarantee that we will successfully identify new product opportunities, identify new and innovative applications of our technology, or be financially or otherwise capable of completing the research and development required to bring new products to market in a timely manner. An inability to expand our product offerings or the application of our technology could limit our growth. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design, or build and install equipment, all of which would require additional capital expenditures.

We could be unable to effectively manage and implement our growth strategies, which could have a material adverse effect on our business, financial condition, and results of operations.

Our growth strategy includes expanding our product line and clinical applications by developing enhancements and transformational innovations, including new clinical solutions for dental applications and for other adjacent medical applications. Expansion of our existing product line and entry into new medical applications divert the use of our resources and systems, require additional resources that might not be available (or available on acceptable terms), require additional country-specific regulatory approvals, result in new or increasing competition, could require longer implementation times or greater start-up expenditures than anticipated, and could otherwise fail to achieve the desired results in a timely fashion, if at all. These efforts could also require that we successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively, and manufacture and deliver sufficient volumes of new products of appropriate quality on time. We could be unable to increase our sales and earnings by expanding our product offerings in a cost-effective manner, and we could fail to accurately predict future customer needs and preferences or to produce viable technologies. In addition, we could invest heavily in research and development of products that do not lead to significant revenue. Even if we successfully innovate and develop new products and product enhancements, we could incur substantial costs in doing so. In addition, promising new products could fail to reach the market or realize only limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, or uncertainty over third-party reimbursement.

We have significant international sales and are subject to risks associated with operating in international markets.

International sales comprise a significant portion of our net revenue, and we intend to continue to pursue and expand our international business activities. For the three months ended March 31, 2020 and the fiscal years ended December 31, 2019, 2018, and 2017, international sales accounted for approximately 35%, 40%, 38%, and 38% of our net revenue, respectively. Political, economic, and health conditions outside the United States, could make it difficult for us to increase our international revenue or to operate abroad. For example, efforts to contain the outbreak of COVID-19 in Asia and Europe included travel restrictions and closures of dental offices and clinics, significantly adversely impacting our international sales in the first quarter of 2020.

In addition, international operations are subject to many inherent risks, which could have a material adverse effect on our revenues and operating cash flow, including among others:

•	adverse changes in tariffs and trade restrictions;

•	political, social, and economic instability and increased security concerns;

•	fluctuations in foreign currency exchange rates;

•	longer collection periods and difficulties in collecting receivables from foreign entities;

•	exposure to different legal standards;

•	transportation delays and difficulties of managing international distribution channels;

•	reduced protection for our intellectual property in some countries;

•	difficulties in obtaining domestic and foreign export, import, and other governmental approvals, permits, and licenses, and compliance with foreign laws;

•	the imposition of governmental controls;

•	unexpected changes in regulatory or certification requirements;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences and the complexities of foreign value-added tax systems.

We believe that international sales will continue to represent a significant portion of our net revenue, and we intend to expand our international operations further. In international markets where our sales are denominated in U.S. dollars, an increase in the relative value of the dollar against the currency in such markets could indirectly increase the price of our products in those markets and result in a decrease in sales. We do not currently engage in any transactions as a hedge against risks of loss due to foreign currency fluctuations. However, we could do so in the future.

We could be subject to breaches of our information technology systems, which could damage our reputation and customer relationships. Such breaches could subject us to significant reputational, financial, legal, and operational consequences.

We rely on information systems (“IS”) in our business to obtain, rapidly process, analyze and manage data to, among other things:

•	facilitate the purchase and distribution of thousands of inventory items through numerous distributors;

•	receive, process and ship orders on a timely basis;

•	accurately bill and collect from thousands of customers;

•	process payments to suppliers; and

•	provide technical support to our customers.

A cyber-attack that bypasses our IS security, or employee error, malfeasance or other disruptions that cause an IS security breach could lead to a material disruption of our IS and/or the loss of business information. Such an attack could result in, among other things:

•	the theft, destruction, loss, misappropriation or release of confidential data and intellectual property;

•	operational or business delays;

•	liability for a breach of personal financial and health information belonging to our customers and their patients or to our employees; and

•	damage to our reputation.

Any of these results could have a material adverse effect on our business due to the time and expense to respond to such an attack, recover data, and remediate IS weaknesses, which would disrupt our daily business operations. Further, in the event of an attack, we would be exposed to a risk of loss or litigation and possible liability, including under laws that protect the privacy of personal information.

Our revenue and operating results fluctuate due to seasonality and other factors, so you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance.

Our revenue typically fluctuates from quarter to quarter due to a number of factors, many of which are beyond our control. Revenue in the first quarter typically is lower than average, and revenue in the fourth quarter typically is stronger than average due to the buying patterns of dental practitioners. We believe that this trend exists because a significant number of dentists purchase their capital equipment towards the end of the calendar year in order to maximize their practice earnings while seeking to minimize their taxes. They often use certain tax incentives, such as accelerated depreciation methods for purchasing capital equipment, as part of their year-end tax planning. In addition, revenue in the third quarter could be affected by vacation patterns, which can cause revenue to be flat or lower than in the second quarter of the year. Our historical seasonal fluctuations could also be impacted by sales promotions used by large dental distributors that encourage end-of-quarter and end-of-year buying in our industry. Other factors that might cause quarterly fluctuations in our revenue and operating results include the following:

•	variation in demand for our products;

•	our ability to research, develop, market, and sell new products and product enhancements in a timely manner;

•	our ability to control costs;

•	our ability to control quality issues with our products;

•	regulatory actions that impact our manufacturing processes;

•	the size, timing, rescheduling, or cancellation of orders from distributors;

•	the introduction of new products by competitors;

•	the length of and fluctuations in sales cycles;

•	the availability and reliability of components used to manufacture our products;

•	changes in our pricing policies or those of our suppliers and competitors, as well as increased price competition in general;

•	legal expenses, particularly related to litigation matters;

•	general economic conditions including the availability of credit for our existing and potential customer base to finance purchases;

•	the mix of our domestic and international sales and the risks and uncertainties associated with international business;

•	costs associated with any future acquisitions of technologies and businesses;

•	limitations on our ability to use net operating loss carryforwards under the provisions of IRC Section 382 and similar state laws;

•	developments concerning the protection of our intellectual property rights;

•

catastrophic events such as hurricanes, floods, and earthquakes, which can affect our ability to advertise, sell, and distribute our products, including through national conferences held in regions in which these disasters strike; and

•	global economic, political, and social events, including international conflicts and acts of terrorism, including the recent outbreak of COVID-19.

The expenses we incur are based, in large part, on our expectations regarding future net revenue. Since many of our costs are fixed in the short term, we could be unable to reduce expenses quickly enough to avoid losses if we experience a decrease in expected net revenue. Accordingly, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance.

Litigation against us could be costly and time-consuming to defend and could materially and adversely affect our business, financial condition, and results of operations.

We are from time to time involved in various claims, litigation matters and regulatory proceedings incidental to our business, including claims for damages arising out of the use of our products or services and claims relating to intellectual property matters, employment matters, commercial disputes, competition, sales and trading practices, environmental matters, personal injury, and insurance coverage. Some of these lawsuits include claims for punitive as well as compensatory damages. The defense of these lawsuits could divert our management’s attention, and we could incur significant expenses in defending these lawsuits. In addition, we could be required to pay damage awards or settlements or become subject to unfavorable equitable remedies. Moreover, any insurance or indemnification rights that we could have may be insufficient or unavailable to protect us against potential loss exposures.

Our manufacturing operations are consolidated primarily in one facility. A disruption at this facility could result in a prolonged interruption of our business and have a material adverse effect on our business, financial condition, and results of operations.

Substantially all of our administrative operations and our manufacturing operations are located at our facility in Irvine, California, which is near known earthquake fault zones. Although we have taken precautions to safeguard our facilities including disaster recovery planning and off-site backup of computer data, a natural disaster such as an earthquake, fire, or flood, could seriously harm our facility and significantly disrupt our operations. Additionally, labor disputes, maintenance requirements, power outages, equipment failures, civil unrest, or terrorist attacks affecting our Irvine, California facility could significantly disrupt our operations. Our business interruption insurance coverage may not cover all or any of our losses from natural disasters or other disruptions.

If we lose our key management personnel, or are unable to attract or retain qualified personnel, it could adversely affect our ability to execute our growth strategy.

Our success is dependent, in part, upon our ability to hire and retain management, engineers, marketing and sales personnel, and technical, research and other personnel who are in high demand and are often subject to competing employment opportunities. Our success will depend on our ability to retain our current personnel and to attract and retain qualified like personnel in the future. Competition for senior management, engineers, marketing and sales personnel, and other specialized technicians is intense and we may not be able to retain our personnel. If we lose the services of any executive officers or key employees, our ability to achieve our business objectives could be harmed or delayed, which could have a material adverse effect on our daily operations, operating cash flows, results of operations, and ultimately share price. In general, our officers could terminate their employment at any time without notice for any reason.

Acquisitions involve risks and uncertainties, including difficulties integrating acquired businesses successfully into our existing operations and risks of discovering previously undisclosed liabilities.

Successful acquisitions depend upon our ability to identify, negotiate, complete, and integrate suitable acquisitions and to obtain any necessary financing. We expect to continue to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products, or expand the breadth of our markets or customer base. We have limited experience in acquiring other businesses and technologies. Even if we complete acquisitions, we could experience:

•	difficulties in integrating any acquired companies, personnel, products, and other assets into our existing business;

•	delays in realizing the benefits of the acquired company, product, or other assets;

•	diversion of our management’s time and attention from other business concerns;

•	limited or no direct prior experience in new markets or countries we could enter;

•	higher costs of integration than we anticipated; and

•	difficulties in retaining key employees of the acquired business.

In addition, an acquisition could cause us to incur debt or issue shares, resulting in dilution to existing shareholders. We could also discover deficiencies in internal controls, data adequacy and integrity, product quality, regulatory compliance, and product liabilities that we did not uncover prior to our acquisition of such businesses, which could result in us becoming subject to penalties or other liabilities. Any difficulties in the integration of acquired businesses or unexpected penalties or liabilities in connection with such businesses could have a material adverse effect on our business, financial condition, and results of operations.

Continued failure to meet covenants in the Credit Agreement with SWK Funding LLC or with the Loan Agreement with Pacific Mercantile Bank could result in acceleration of our payment obligations thereunder, and we may not be able to find alternative financing.

Under the Credit Agreement dated November 9, 2018 (as amended from time to time, the “Credit Agreement”), between BIOLASE, Inc. and SWK Funding, LLC (“SWK”), we are required to maintain a specified amount of consolidated unencumbered liquid assets as of the end of each fiscal quarter, generate minimum levels of revenue as of the end of each period specified in the Credit Agreement and maintain specified levels of consolidated EBITDA as of the end of each period specified in the Credit Agreement. Our ability to comply with these covenants may be affected by factors beyond our control. Pursuant to the terms and conditions of the Second Amendment to the Credit Agreement, dated as of September 30, 2019, between BIOLASE and SWK, SWK agreed to waive the BIOLASE’s non-compliance with the consolidated unencumbered liquid assets requirement for the quarter ended September 30, 2019, subject to the satisfaction of certain conditions prior to October 31, 2019. In connection with such amendment, SWK agreed that we could enter into a revolving loan facility in an amount up to $5.0 million that would be secured by our inventory and accounts receivable, subject to the terms and conditions set forth in that amendment. On October 28, 2019, the Company entered into a loan and security agreement with Pacific Mercantile Bank (“PMB Loan”), which provides a revolving line of credit. The PMB

Loan requires the Company to maintain certain levels of liquidity and to raise at least $5.0 million through the sale of equity securities before December 31, 2019. In the fourth quarter of 2019, the Company consummated the sale of approximately 9.0 million shares of its common stock for gross proceeds of $5.2 million and the sale of approximately 69,650 shares of our Series E Convertible Preferred Stock for gross proceeds of approximately $4.0 million. On May 13, 2020, our shareholders approved the issuance of such number of shares of common stock as are issuable upon the full conversion of our Series E Convertible Preferred Stock. Our ability to comply with the covenants in our debt agreements may be affected by factors beyond our control, including, without limitation, the impact of the COVID-19 pandemic and efforts taken to contain it. Pursuant to five separate amendments to the Credit Agreement, SWK has agreed to waive BIOLASE’s non-compliance with certain financial covenants in the Credit Agreement as of March 31, 2019, September 30, 2019, December 31, 2019 and March 31, 2020. We were not in compliance with the financial covenants in the Credit Agreement as of March 31, 2020.

In March 2020, the Company entered into the Fourth Amendment to the Credit Agreement with SWK. Under the Fourth Amendment, the financial covenants were amended to require consolidated unencumbered liquid assets of no less than $3.0 million as of any date of determination. The Fourth Amendment also adjusted the Minimum Aggregate Revenue requirements. On May 15, 2020, the Company entered into the Fifth Amendment to its Credit Agreement with SWK. The Fifth Amendment amended the Credit Agreement by providing for minimum consolidated unencumbered liquid assets of $1.5 million prior to June 30, 2020 and $3.0 million on or after June 30, 2020; providing for a minimum aggregate revenue target of $41.0 million for the twelve month period ending June 30, 2020, a related waiver of such minimum revenue target in the event that the Company raises equity capital or issues subordinated debt of not less than $10.0 million on or prior to June 30, 2020, and quarterly revenue targets; and providing for a minimum EBITDA target of ($7.0 million) for the twelve month period ended June 30, 2020, a related waiver of such minimum EBIDTA target in the event that the Company raises equity capital or issues subordinated debt of not less than $10.0 million on or prior to June 30, 2020, and quarterly EBITDA targets. The Fifth Amendment contains representations, warranties, covenants, releases, and conditions customary for a credit agreement amendment of this type. On June 8, 2020, SWK agreed to extend the deadline by which the Company is required to raise not less than $10.0 million in equity capital or subordinated debt to July 31, 2020 and agreed that the $6.9 million in proceeds from the offering completed on June 10, 2020 shall be counted toward the $10.0 million requirement On July 22, 2020, the Company consummated the public offering of 18,000 units, each consisting of one share of Series F Convertible Preferred Stock, par value $0.001 per share (“Series F Convertible Preferred Stock”) and 2,500 warrants, each to purchase one share of Common Stock at an exercise price of $0.40 per share, for which it raised gross proceeds of $18,000,000 before the payment of dealer-manager fees and associated offering expenses.

There is no assurance that we will be able to obtain similar waivers of non-compliance in the future. If we fail to comply with the covenants contained in the PMB Loan or the Credit Agreement or if the Required Lenders (as defined in the Credit Agreement) contend that we have failed to comply with these covenants or any other restrictions, it could result in an event of default under the PMB Loan or the Credit Agreement, as the case may be, which would permit or, in certain events, require PMB or SWK to declare all amounts outstanding thereunder to be immediately due and payable. There can be no assurances that we will be able to repay all such amounts or able to find alternative financing in an event of a default. Even if alternative financing is available in an event of a default under the PMB Loan or the Credit Agreement, it may be on unfavorable terms, and the interest rate charged on any new borrowings could be substantially higher than the interest rate under the PMB Loan or the Credit Agreement, thus adversely affecting cash flows, results of operations, and ultimately, our ability to meet operating cash flow requirements. Due to the uncertainty surrounding the Company’s continued inability to meet debt covenants in addition to the uncertainties surrounding the impact of COVID-19 on the Company’s business, the Company is not forecasting compliance with its debt covenants in the next twelve months. Therefore, the SWK term loan is classified as a current liability in the unaudited consolidated balance sheets as of March 31, 2020.

Our variable rate indebtedness under the Credit Agreement subjects us to interest rate risk, which could result in higher expense in the event of increases in interest rates and adversely affect our business, financial condition, and results of operations.

Borrowings under the Credit Agreement bear interest at a rate that varies depending on the London Interbank Offered Rate (“LIBOR”) or a replacement index that approximates LIBOR should LIBOR no longer be available. As a result, we are exposed to interest rate risk. If LIBOR rises, the interest rate on outstanding borrowings under the Credit Agreement will increase. Therefore, an increase in LIBOR will increase our interest payment obligations under the Credit Agreement and have a negative effect on our cash flow and possibly our ability to meet operating cash flow requirements.

The restrictive covenants in the Credit Agreement and the PMB Loan and BIOLASE’s obligation to make debt payments under these loans may limit our operating and financial flexibility and may adversely affect the Company’s business, financial condition, and results of operations.

The Credit Agreement imposes operating and financial restrictions and covenants, which may limit or prohibit our ability to, among other things:

•	incur additional indebtedness;

•	make investments, including acquisitions;

•	create liens;

•	make dividends, distributions or other restricted payments;

•	effect affiliate transactions;

•	enter into mergers, divisions, consolidations or sales of substantially all of our or our subsidiaries’ assets;

•	change business activities and issue equity interests; or

•	sell material assets (without using the proceeds thereof to repay the obligations under the Credit Agreement).

In addition, we are required to comply with certain financial covenants under the Credit Agreement as described above.

Such restrictive covenants in the Credit Agreement and the PMB Loan and our repayment obligations under the Credit Agreement could have adverse consequences to us, including:

•	limiting our ability to use cash;

•	limiting our flexibility in operating our business and planning for, or reacting to, changes in our business and our industry;

•

requiring the dedication of a substantial portion of any cash flow from operations to the payment of principal of, and interests on, the indebtedness, thereby reducing the availability of such cash flow to fund our operations, working capital, capital expenditures, future business opportunities and other general corporate purposes;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing;

•	limiting our ability to adjust to changing market conditions; and

•	placing us at a competitive disadvantage relative to our competitors who are less highly leveraged.

If we fail to comply with the terms of the Credit Agreement and there is an event of default, the creditor(s) may foreclose upon the assets securing our obligations thereunder.

To secure the performance of our obligations under the Credit Agreement, we granted SWK security interests in substantially all of the assets of BIOLASE and certain of our foreign and domestic subsidiaries. In addition, the PMB Loan is secured by substantially all of the Company’s assets. We were not in compliance with the financial covenants in the Credit Agreement as of March 31, 2020. Pursuant to separate amendments to the Credit Agreement, SWK has agreed to waive BIOLASE’s non-compliance with certain financial covenants in the Credit Agreement as of March 31, 2019, September 30, 2019, December 31, 2019, March 25, 2020, May 15, 2020 and June 8, 2020. However, there is no assurance that we will be able to obtain similar waivers of non-compliance in the future. Our failure to comply with the terms of the Credit Agreement could result in an event of default thereunder. In that event, SWK will have the option to (and, in certain circumstances, will have the obligation to) foreclose on the assets of BIOLASE and certain of our subsidiaries pledged as collateral under the Credit Agreement or the other documents executed in connection with the Credit Agreement. The foreclosure on the Company’s assets could severely and negatively impact our business, financial condition, and results of operations.

If certain individuals (or permitted replacements thereof) no longer serve as our Chairman, Chief Executive Officer or Chief Financial Officer, we may be obligated to pay all outstanding obligations and certain fees under the Credit Agreement.

The Credit Agreement provides that, unless such actions are consented to in advance in writing by SWK, if two or more of the three of Jonathan Lord, Todd Norbe and John Beaver (or, in each case, his approved successor) at any one time no longer serves in their current positions with the Company and we do not find individuals to replace such individuals within 150 days (or in certain circumstances 210 days), with individuals of appropriate qualification and experience approved in writing by SWK (which approval may not be unreasonably withheld or delayed), there is a “Key Person Event” and all outstanding obligations and certain fees under the Credit Agreement become immediately due and payable. Whether Mr. Lord, Mr. Norbe and Mr. Beaver remain our Chairman, Chief Executive Officer and Chief Financial Officer, respectively, is not entirely under our control. Although we intend to find an appropriate replacement satisfactory to SWK if any of Mr. Lord, Mr. Norbe or Mr. Beaver leaves his current position, there is no assurance that we will be able find such a replacement within the time period permitted under the Credit Agreement, if at all. If there is a Key Person Event, there can be no assurance that we will be able to repay all outstanding obligations and fees payable or able to find alternative financing. Even if alternative financing is available, it may be on unfavorable terms, and the interest rate charged on any new borrowings could be substantially higher than the interest rate under the Credit Agreement, thus adversely affecting our business, financial condition, and results of operations.

If we fail to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act, or if we fail to maintain adequate internal control over financial reporting, our business, financial condition, and results of operations, and investors’ confidence in us, could be materially and adversely affected.

As a public company, we are required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports, quarterly reports, and current reports. Our failure to prepare and disclose this information in a timely manner and meet our reporting obligations in their entirety could subject us to penalties under federal securities laws and regulations of the NASDAQ, expose us to lawsuits, and restrict our ability to access financing on favorable terms, or at all.

In addition, pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and provide a management report of our systems of internal control over financial reporting. During the course of the evaluation of our internal control over financial reporting, we could identify areas requiring improvement and could be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and costs to us and require us to divert substantial resources, including management time, from other activities.

In 2019, we identified a material weakness in our internal control over financial reporting, specifically, our controls relating to the accounting for our Series E Convertible Preferred Stock. During our review of the consolidated financial statements as of December 31, 2019, we determined that the classification of the Series E Convertible Preferred Stock on the consolidated balance sheet was incorrect and that due to the fact that the Series E Convertible Preferred Stock is redeemable at the control of the shareholder, it should have been classified as mezzanine equity pursuant to the accounting guidance in Accounting Standards Codification Topic 480 – “Distinguishing Liabilities from Equity,” and not a component of permanent equity. We believe that these control deficiencies were a result of and misinterpretation of the terms and conditions of the Preferred Stock Agreement which led to the misclassification. The error was corrected and the material weakness did not result in any identified misstatements to the financial statements, and there were no changes to previously released financial results. Based on this material weakness, the Company’s management concluded that at December 31, 2019, the Company’s internal control over financial reporting was not effective.

If we fail to remediate the material weakness in a timely manner or any failure to maintain compliance with the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could, negatively impact the trading price of our stock, and adversely affect investors’ confidence in the Company and our ability to access capital markets for financing.

Climate change initiatives could materially and adversely affect our business, financial condition, and results of operations.

Our manufacturing processes require that we purchase significant quantities of energy from third parties, which results in the generation of greenhouse gases, either directly on-site or indirectly at electric utilities. Both domestic and international legislation to address climate change by reducing greenhouse gas emissions and establishing a price on carbon could create increases in energy costs and price volatility. Considerable international attention is now focused on development of an international policy framework to address climate change. Proposed and existing legislative efforts to control or limit greenhouse gas emissions could affect our energy source and supply choices as well as increase the cost of energy and raw materials derived from sources that generate greenhouse gas emissions. If our suppliers are unable to obtain energy at a reasonable cost in the future, the cost of our raw materials could be negatively impacted which could result in increased manufacturing costs.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If the patents that we own or license, or our other intellectual property rights, do not adequately protect our technologies, we could lose market share to our competitors and be unable to operate our business profitably.

Our future success depends, in part, on our ability to obtain and maintain patent protection for our products and technology, to preserve our trade secrets and to operate without infringing the intellectual property of others. We rely on patents to establish and maintain proprietary rights in our technology and products. We currently possess a number of issued patents and patent applications with respect to our products and technology. However, we cannot ensure that any additional patents will be issued, that the scope of any patent protection will be effective in helping us address our competition, or that any of our patents will be held valid if subsequently challenged. It is also possible that our competitors could independently develop similar or more desirable products, duplicate our products, or design products that circumvent our patents. The laws of foreign countries may not protect our products or intellectual property rights to the same extent as the laws of the United States. In addition, there have been recent changes in the patent laws and rules of the U.S. Patent and Trademark Office, and there could be future proposed changes that, if enacted, have a significant impact on our ability to protect our technology and enforce our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitive position could be adversely affected, and there could be a material adverse effect on sales, cash collections, and our ability to meet operating cash flow requirements.

If third parties claim that we infringe their intellectual property rights, we could incur liabilities and costs and have to redesign or discontinue selling certain products, which could have a material adverse effect on our business, financial condition, and results of operations.

We face substantial uncertainty regarding the impact that other parties’ intellectual property positions will have on dental and other medical laser applications. The medical technology industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. From time to time, we have received, and we expect to continue to receive, notices of claims of infringement, misappropriation, or misuse of other parties’ proprietary rights. Some of these claims could lead to litigation. We may not prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. Any claims, with or without merit, could be time-consuming and distracting to management, result in costly litigation, or cause product shipment delays. Adverse determinations in litigation could subject us to significant liability and could result in the loss of proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. Additionally, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and we may not be able to obtain a license on acceptable terms, or at all.

RISKS RELATED TO OUR REGULATORY ENVIRONMENT

Changes in government regulation or the inability to obtain or maintain necessary government approvals could have a material adverse effect on our business, financial condition, and results of operations.

Our products are subject to extensive government regulation, both in the United States and in other countries. To clinically test, manufacture, and market products for human use, we must comply with regulations and safety standards set by the FDA and comparable state and foreign agencies. Regulations adopted by the FDA are wide-ranging and govern, among other things, product design, development, manufacture and control testing, labeling control, storage, advertising, and sales. Generally, products must meet regulatory standards as safe and effective for their intended use before being marketed for human applications. The clearance process is expensive, time-consuming, and uncertain. Failure to comply with applicable regulatory requirements of the FDA can result in an enforcement action, which could include a variety of sanctions, including fines, injunctions, civil penalties, recall or seizure of our products, operating restrictions, partial suspension, or total shutdown of production and criminal prosecution. The failure to receive or maintain requisite approvals for the use of our products or processes, or significant delays in obtaining such approvals, could prevent us from developing, manufacturing, and marketing products and services necessary for us to remain competitive.

If we develop new products and applications or make any significant modifications to our existing products or labeling, we will need to obtain additional regulatory clearances or approvals. Any modification that could significantly affect a product’s safety or effectiveness, or that would constitute a change in its intended use, will require a new FDA 510(k) clearance, or could require a premarket approval (“PMA”) application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA is obtained. If 510(k) clearance is denied and a PMA application is required, we could be required to submit substantially more data and conduct human clinical testing and would very likely be subject to a significantly longer review period.

Products sold in international markets are also subject to the regulatory requirements of each respective country or region. The regulations of the European Union require that a device have a CE Mark, indicating conformance with European Union laws and regulations before it can be sold in the European Union. The regulatory international review process varies from country to country. We rely on our distributors and sales representatives in the foreign countries in which we market our products to comply with the regulatory laws of such countries. Failure to comply with the laws of such countries could prevent us from continuing to sell products in such countries. In addition, unanticipated changes in existing regulatory requirements or the adoption of new requirements could impose significant costs and burdens on us, which could increase our operating expenses.

Changes in health care regulations in the U.S. and elsewhere could adversely affect the demand for our products as well as the way in which we conduct our business. For example, in 2010, President Obama signed the Affordable Care Act into law, which included various reforms impacting Medicare coverage and reimbursement, including revision to prospective payment systems, any of which could adversely impact any Medicare reimbursements received by our end-user customers. New legislation may be enacted as President Trump and Congress consider further reform. In addition, as a result of the focus on health care reform, there is risk that Congress could implement changes in laws and regulations governing health care service providers, including measures to control costs, and reductions in reimbursement levels. We cannot be sure that government or private third-party payers will cover and reimburse the procedures using our products, in whole or in part, in the future, or that payment rates will be adequate. If providers cannot obtain adequate coverage and reimbursement for our products, or the procedures in which they are used, our business, results of operations, and financial condition could suffer.

We could be subject to or otherwise affected by federal and state health care laws, including fraud and abuse and health information privacy and security laws, and we could face substantial penalties if we are unable to fully comply with such regulations.

We are directly or indirectly, through our customers, subject to extensive regulation by both the federal government and the states and foreign countries in which we conduct our business. The laws that directly or indirectly affect our ability to operate our business include, but are not limited to, the following:

•

the Federal Food, Drug, and Cosmetic Act, which regulates the design, testing, manufacture, labeling, marketing, distribution, and sale of prescription drugs and medical devices and which includes the Radiation Control for Health and Safety Act, under which the FDA has established reporting, recordkeeping, and performance requirements for laser products;

•	state food and drug laws;

•

the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, to induce the referral for the furnishing of, or the purchase, order, or recommendation of, a good or service, for which payment could be made under FHCPs such as Medicare, Medicaid, and TRICARE;

•	state law equivalents to the federal Anti-Kickback Statute, which may not be limited to government reimbursed items;

•	state laws that prohibit fee-splitting arrangements;

•

the federal Civil False Claims Act, which imposes liability on any person or entity that knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the government, including FHCPs;

•	state false claims laws that prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payers that are false or fraudulent;

•

federal crimes for knowingly and willfully executing a scheme to defraud any health care benefit program or making false statements in connection with the delivery of or payment for items or services under a health care benefit program;

•	federal law prohibiting offering remuneration to a Medicare or Medicaid beneficiary to influence the beneficiary’s selection of a particular provider, practitioner, or supplier;

•

the federal Stark Law, which, in the absence of a statutory or regulatory exception, prohibits: (i) the referral of Medicare or Medicaid patients by a physician to an entity for the provision of designated health care services, if the physician or a member of the physician’s immediate family has a direct or indirect financial relationship, including an ownership interest in, or a compensation arrangement with, the entity and (ii) submitting a bill to Medicare or Medicaid for services rendered pursuant to a prohibited referral;

•	state law equivalents to the Stark Law, which may not be limited to government reimbursed items;

•

the Physician Payments Sunshine Act, which requires us to report annually to the CMS certain payments and other transfers of value we make to U.S.-licensed physicians, dentists, and teaching hospitals;

•

the Foreign Corrupt Practices Act (“FCPA”), which generally prohibits companies and their intermediaries from paying anything of value to foreign officials to influence any decision of the foreign official in his/her official capacity or to secure any other improper advantage to obtain or retain business;

•	HIPAA and HITECH implementing regulations, which govern the use, disclosure, and safeguarding of PHI;

•	state privacy laws that protect the confidentiality of patient information;

•

Medicare and Medicaid laws and regulations that prescribe the requirements for coverage and payment, including the amount of such payment; state laws that prohibit the practice of medicine by non-physicians; and

•	the Federal Trade Commission Act and similar laws regulating advertising and consumer protection.

If our past or present operations are found to be in violation of any of the laws described above or the other governmental laws or regulations to which we or our customers are subject, we could be subject to the applicable penalty associated with the violation, which could include civil and criminal penalties, damages, fines, exclusion from FHCPs, and the curtailment or restructuring of our operations. If we are required to obtain permits or licensure under these laws that we do not already possess, we could become subject to substantial additional regulation or incur significant expense. Any penalties, damages, fines, or curtailment or restructuring of our operations could be significant. The risk of potential non-compliance is increased by the fact that many of these laws have not been fully interpreted by applicable regulatory authorities or the courts, and their provisions are open to a variety of interpretations and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business, damage our reputation, and cause a material adverse effect on sales, cash collections, and our ability to meet operating cash flow requirements.

We could be exposed to liabilities under the FCPA, and any determination that we violated the FCPA could have a material adverse effect on our business, financial condition, and results of operations.

In light of our operations outside the United States, we are subject to the FCPA, which generally prohibits companies and their intermediaries from offering to pay, promising to pay, or authorizing the payment of money or anything of value to non-U.S. officials for the purpose of influencing any act or decision of the foreign official in his/her capacity or to secure any other improper advantage to obtain or retain business. Violation of the anti-bribery provisions of the FCPA can result in criminal fines of up to $2 million and civil penalties of up to $16,000 for each violation. Individuals, including officers, directors, shareholders, and agents of companies, can be subject to a criminal fine of up to $250,000 and imprisonment, in addition to civil penalties of up to $16,000, per violation. We could be held liable for actions taken by our distributors in violation of the FCPA, even though such partners are foreign companies that may not be subject to the FCPA. Any determination that we violated the FCPA could result in sanctions that could have a material adverse effect on our business, financial condition, and results of operations.

Product sales or introductions could be delayed or canceled as a result of the FDA regulatory requirements applicable to laser products, dental devices, or both, which could cause our sales or profitability to decline and have a material adverse effect on our business, financial condition, and results of operations.

The process of obtaining and maintaining regulatory approvals and clearances to market a medical device from the FDA and similar regulatory authorities abroad can be costly and time-consuming, and we cannot provide assurance that such approvals and clearances will be granted. Pursuant to FDA regulations, unless exempt, the FDA permits commercial distribution of a new medical device only after the device has received 510(k) clearance or is the subject of an approved PMA. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. The PMA process is more costly, lengthy and uncertain than the 510(k) process, and must be supported by extensive data, including data from preclinical studies, and human clinical trials. Because we cannot provide assurance that any new products, or any product enhancements, that we develop will be subject to the shorter 510(k) clearance process, significant delays in the introduction of any new products or product enhancement could occur. We cannot provide assurance that the FDA will not require a new product or product enhancement to go through the lengthy and expensive PMA process. Delays in obtaining regulatory clearances and approvals could:

•	state food and drug laws;

•	delay or eliminate commercialization of products we develop;

•	require us to perform costly procedures;

•	diminish any competitive advantages that we may attain; and

•	reduce our ability to collect revenues or royalties.

Although we have obtained 510(k) clearance from the FDA to market our dental laser systems, we cannot provide assurance that we will not be required to obtain new clearances or approvals for modifications or improvements to our products.

Our products are subject to recalls and other regulatory actions after receiving FDA clearance or approval.

The FDA and similar governmental bodies in other countries have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, or design defects, including defects in labeling. Any recall would divert management’s attention and financial resources and harm our reputation with customers. Any recall involving our laser systems would be particularly harmful to us, because our laser systems comprise such an important part of our portfolio of products. However, any recall could have a material adverse effect on our business, financial condition, and results of operations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of common stock by the Selling Shareholders. However, to the extent that the June 2020 Warrants, the SWK Warrants, the OTA Warrants and/or the Mason Warrants are exercised for cash, we will receive proceeds from such exercise of up to $6,072,493.We intend to use any cash proceeds received from the exercise of these warrants for working capital and other general corporate purposes.

MARKET PRICE AND DIVIDEND POLICY

Our shares of Common Stock are currently quoted on The Nasdaq Capital Market under the symbol “BIOL”. On July 22, 2020, the last reported sales price of our Common Stock on Nasdaq was $0.4360.

Holders of Record

As of July 21, 2020, we had approximately 61 holders of record of our Common Stock. Because many of our shares of Common Stock are held by brokers and other institutions on behalf of shareholders, this number is not indicative of the total number of shareholders represented by these shareholders of record.

Dividends

We have not declared or paid dividends to shareholders since inception and do not plan to pay cash dividends in the foreseeable future. We currently intend to retain earnings, if any, to finance our growth.

Issuer Purchases of Equity Securities

None.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2020:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (ii) the issuance and sale of 10,800,000 shares of common stock in a registered direct offering and simultaneous private placement of 10,800,000 June 2020 Warrants that was consummated on June 10, 2020 at an offering price of $0.64 per share, after deducting placement agent fees and estimated offering expenses paid by us, and assuming these are accounted for and classified as equity (ii) the conversion of 69,565 shares of Series E Convertible Preferred Stock into 6,956,500 shares of common stock and (ii) the issuance and sale of 18,000-units at purchase price of $1,000 per unit, each consisting of one share of Series F Convertible Preferred Stock and 2,500 warrants to purchase shares of common stock at an exercise price of $0.40 per share, and assuming these are accounted for and classified as equity. The accounting for these transactions are preliminary and subject to change.

The information in this table should be read in conjunction with and is qualified by reference to the financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

	As of March 31, 2020
	Actual	As adjusted
	(in thousands of $) (Unaudited)
Debt	13,562	13,562

Series E Convertible Preferred Shares: 69,565 shares of Series E Convertible Preferred Stock issued	3,965	—
Shareholders’ equity:
Share capital, 180,000,000 shares of common stock authorized, 31,582 shares issued, actual and issued, and 94,339 issued, as adjusted; 1,000,000 shares of preferred stock authorized	$32	$95
Series F Convertible Preferred Stock: 18,000 shares of Series F Convertible Preferred Stock issued, as adjusted	0	18
Additional Paid in Capital*	$236,384	$262,291
Accumulated other comprehensive loss	(719)	(719)
Accumulated deficit	$(240,553)	$(240,553)

Total mezzanine and shareholders’ equity	$(891)	$21,132

Total capitalization	$12,671	$34,694

*	Does not include any potential proceeds from the exercise of the June 2020 Warrants or the warrants issued as part of the units sold in the Rights Offering.

The number of issued and outstanding shares as of March 31, 2020 on an as adjusted basis in the table excludes:

•	2,715,970 shares of our common stock issuable upon the exercise of stock options, with a weighted-average exercise price of $6.35 per share;

•	12,946,992 shares of our common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $1.39 per share;

•	3,009,000 shares of our common stock reserved for future issuance upon the vesting of restricted stock units granted or to be granted under our employee incentive plans;

•	500,000 shares of our common stock that are expected to be issued under our restricted stock agreement with CAO Group, Inc.;

•	10,800,000 shares of common stock issuable upon the exercise of warrants that were issued on July 22, 2020 in the Rights Offering

•	45,000,000 shares of our common stock issuable upon conversion of 18,000 shares of our outstanding Series F Convertible Preferred Stock that were issued on July 22, 2020 in the Rights Offering; and

•	45,000,000 shares of common stock issuable upon the exercise of warrants that were issued on July 22, 2020 in the Rights Offering.

SELLING SHAREHOLDER

The shares of Common Stock being offered by the Selling Shareholders are (i) the 10,800,000 shares issuable upon the exercise of the June 2020 Warrants, (ii) the 550,977 shares issuable upon the exercise of the exercise of the SWK Warrants, (iii) the 279,851 shares issuable upon the exercise of the OTA Warrants, (iv) the 34,552 shares issuable upon the exercise of the Mason Warrants and (v) the 6,956,500 shares issued upon the conversion of the 6,9565,000 shares of Series E Convertible Preferred Stock. We are registering these shares of Common Stock in order to permit each of the Selling Shareholders and their respective pledgees, donees, transferees and other successors-in-interest that receive their shares from such Selling Shareholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to offer such shares for resale from time to time as they deem appropriate in the manner described in the “Plan of Distribution.”.

Other the Company’s relationship with SWK as lender pursuant to the Credit Agreement dated November 9, 2018 (as amended, the “Credit Agreement”) with SWK Funding, LLC. and except for the ownership of the warrants and shares of Common Stock described above and the shares of Series E Convertible Preferred Stock and Common Stock issued and issuable pursuant to prior financings, the Selling Shareholders have not had any material relationship with us within the past three years. None of the Selling Shareholders is a broker-dealer or an affiliate of a broker-dealer, who should be identified as an underwriter.

The table below lists the Selling Shareholders and other information regarding the beneficial ownership of the shares of Common Stock by the Selling Shareholders. The second column of the table lists the number of shares of Common Stock beneficially owned by the Selling Shareholders as of July 21, 2020. The third column lists the shares of Common Stock being offered by this prospectus by the Selling Shareholders The information set forth in the fourth column is based upon the assumption that the Selling Shareholders will sell all of the shares of Common Stock covered by this prospectus.

Each Selling Shareholder may sell all, some or none of its shares in this offering

Name of Selling Shareholder	Shares of common stock beneficially owned prior to offering (1)	Maximum number of shares of common stock to be sold	Number of shares of common stock owned after offering	Percentage ownership after offering
Armistice Capital Master Fund Ltd (2)	2,500,000	2,500,000	0	0.0%
District 2 Capital Fund LP(3)	622,351	600,000	22,351	*
CVI Investments, Inc. (4)	600,000	600,000	0	0.0%
Hudson Bay Master Fund Ltd (5)	1,000,000	1,000,000	0	0.0%
Introcoastal Capital LLC (6)	2,000,002	2,000,000	2	0.0%
L1 Capital Global Opportunities Master Fund (7)	402,000	400,000	2,000	*
Sabby Volatility Warrant Master Fund Ltd (8)	2,500,000	2,500,000	0	0.0%
Pinz Capital Special Opportunities Fund, LP (9)	200,000	200,000	0	0.0%
Alice Ann Corporation (10)	80,000	80,000	0	0.0%
Cody R.J. Allison (18)	12,500	12,500	0	0.0%
Robert G. Allison (18)	110,000	110,000	0	0.0%
RBC Capital Markets LLC CUST Robert G. Allison IRA (18)	25,000	25,000	0	0.0%
Lewis L. and Susan A. Anderson JTWROS (18)	12,500	12,500	0	0.0%
Baxter Family Foundation (11)	15,000	15,000	0	0.0%
William H. Baxter TTEE William H. Baxter Rev Trust u/a dtd 7/3/1996 (18)	30,000	30,000	0	0.0%
RBC Capital Markets LLC CUST William H. Baxter IRA (18)	30,000	30,000	0	0.0%
Larry S. and Sherri L. Christofaro (18)	10,000	10,000	0	0.0%
Anne S. Chudnofsky (18)	32,500	32,500	0	0.0%

Gary E Clipper & Leslie J Clipper TTEES Gary and Leslie Clipper Trust u/a dtd 10/26/2015 (18)	25,000	25,000	0	0.0%
Thomas J. Franta (18)	12,500	12,500	0	0.0%
RBC Capital Markets LLC CUST Edwin C. Freeman IRA (18)	12,500	12,500	0	0.0%
RBC Capital Markets LLC CUST Ronald N. Gaul Pioneer Mailroom Equipment Inc SEP-IRA (18)	25,000	25,000	0	0.0%
RBC Capital Markets LLC CUST P. Dan Gilbert Gilbert Mechanical Con SEP-IRA (18)	17,500	17,500	0	0.0%
Frances A Gonyea TTEE Frances A. Gonyea Trust 10/09/2018 (18)	40,000	40,000	0	0.0%
RBC Capital Markets LLC CUST (18) Jerry Herrmann, Jr. IRA (18)	17,500	17,500	0	0.0%
Dorothy J. Hoel (18)	32,500	32,500	0	0.0%
Richard A. Hoel (18)	17,500	17,500	0	0.0%
RBC Capital Markets LLC CUST Raymond R. Johnson IRA (18)	12,500	12,500	0	0.0%
RBC Capital Markets LLC CUST Elizabeth J Kuehne IRA (18)	30,000	30,000	0	0.0%
E Kuehne/J Romundstad TTEE Kuehne-Romundstad-Kuestad Family Trust DTD 8/12/2008 (18)	30,000	30,000	0	0.0%
Laurence R North TTEE Laurence R North Rev Tr DTD 5/26/99 (18)	15,000	15,000	0	0.0%
RBC Capital Markets LLC CUST Ann L Orchard IRA (18)	32,500	32,500	0	0.0%
RBC Capital Markets LLC CUST Thomas A. Ouradnik Pioneer Mailroom Equipment, Inc SEP-IRA (18)	100,000	100,000	0	0.0%
Susan Palmer (18)	45,000	45,000	0	0.0%
Carolyn Salon (18)	50,000	50,000	0	0.0%
Joel A. Salon (18)	37,500	37,500	0	0.0%
Paul C Seel & Nancy S Seel JTWROS (18)	25,000	25,000	0	0.0%
Carolyn K. Sorenson TTEE Carolyn K Sorenson Living Trust DTD 12/21/1995 (18)	12,500	12,500	0	0.0%
RBC Capital Markets LLC CUST Roger Sorenson IRA (18)	12,500	12,500	0	0.0%
RBC Capital Markets LLC CUST Stephen P. Vertin IRA (18)	15,000	15,000	0	0.0%
Stephen P Vertin TTEE Stephen P. Vertin Rev Living Trust U/A DTD 09/17/2007 AS AMENDED (18)	25,000	25,000	0	0.0%
Lewis Mason	234,552	234,552	0	*
SWK Funding LLC (12)	550,997	550,977	20	*
OTA LLC (13)	79,851	79,851	0	0.0%
Schuler Family Foundation (14)	12,000,000	6,000,000	6,000,000	9.6%
Oracle Partners, LP (15)	1,685,582	1,276,500	409,082	*
Oracle Institutional Partners, LP (16)	247,866	184,300	63,566	*
Oracle Ten, LP (17)	335,917	278,300	57,617	*

*	Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our common stock, or convertible or exercisable into shares of our common stock within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each shareholdernamed in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentage of beneficial ownership is based on 50,342,130 shares of common stock outstanding as of July 21, 2020.

(2)

Mr. Steven Boyd, who is a manager of Armistice Capital, LLC, have voting control and investment discretion of the securities reported herein that are held by Armistice Capital Master Fund Ltd (“Armistice”). The registered address of Armistice is c/o Armistice Capital, LLC., 510 Madison Avenue, 7th Floor, New York, NY 10022.

(3)	Mr. Michael Bigger has sole power to vote and dispose of the shares held by District 2 Capital Fund LLP (“District 2”). The registered address of District 2 is 175 West Carver, Huntington, NY 11743.
(4)

Heights Capital Management, Inc., the authorized agent of CVI Investments, Inc. (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI Investments, Inc. is affiliated with one or more FINRA member, none of whom are currently expected to participate in the sale pursuant to the prospectus contained in the Registration Statement of the shares in this offering. The registered address of CVI is c/o Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, CA 94111.

(5)

Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.

(6)

Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”), each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the shares held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership of the shares held by Intracoastal. The registered address of Intracoastal is 2211A Lakeside Drive, Bannockburn, IL 60015.

(7)

David Feldman has sole power to vote or dispose of shares held by L1 Capital Global Opportunities Master Fund (“L1 Capital”). The registered address of L1 Capital is 161A Shedden Road, 1 Artillery Court, PO Box 10085, Grand Cayman KY1-1001, Cayman Islands.

(8)

Hal Mintz has sole power to vote or dispose of the shares held by Sabby Volatility Warrant Master Fund Ltd (“Sabby”). The registered address of Sabby is c/o Sabby Management LLC, 10 Mountainview Road, Suite 205, Upper Saddle River, NJ 07458.

(9)

Matthew L. Pinz who is Managing Member of Pinz Capital Special Opportunities Fund L.P.(“Pinz”) has sole power to vote or dispose of the shares held by Pinz. The registered address of Pinz Capital Special Opportunities Fund L.P. is 150 East 52nd Street, 29th Floor, New York, NY 10022.

(10)

Joann Dvorak has sole power to vote or dispose of the securities as reported herein that are held by Alice Ann Corporation (“Alice”). The registered address of Alice is c/o Perkins Capital Management Inc., 730 E Lake Street, Wayzata, MN 55391.

(11)

William H Baxter has sole power to vote or dispose of the securities as reported herein that are held by Baxter Family Foundation (“Foundation”). The registered address of the Foundation is c/o Perkins Capital Management Inc., 730 E Lake Street, Wayzata, MN 55391.

(12)

SWK Holdings Corporation, which is sole member of SWK Funding LLC (“SWK”), has sole power to vote or dispose of the shares held by SWK. The registered address of SWK is 14755 Preston Road, Ste 105, Dallas, TX 75254.

(13)	Ira M. Leventhal has sole power to vote or dispose of the shares held by OTA LLC. The registered address of OTA. LLC is One Manhattanille Road, Purchase, NY 10577.
(14)

Jack W. Schuler, President of the Schuler Family Foundation, has sole power to vote or dispose of the securities held by Schuler Family Foundation. The registered address of Schuler Family Foundation is 100 N. Field Drive, Suite 360, Lake Forest, IL 60045.

(15)

Oracle Investment Management Inc./Larry Feinberg have power to vote or dispose of the securities held by Oracle Partners, LP (“Oracle”). The registered address of Oracle is 262 Harbor Drive, 3Rd Floor, Stamford, CT 06902.

(16)

Oracle Investment Management Inc./Larry Feinberg have power to vote or dispose of the securities held by Oracle Institutional Partners, LP (“Oracle”). The registered address of Oracle is 262 Harbor Drive, 3Rd Floor, Stamford, CT 06902.

(17)

Oracle Investment Management Inc./Larry Feinberg have power to vote or dispose of the securities held by Oracle Institutional Partners, LP (“Oracle”). The registered address of Oracle is 262 Harbor Drive, 3Rd Floor, Stamford, CT 06902.

(18)	The address for notice of this Selling Shareholder is c/o Perkins Capital Management Inc., 730 E Lake Street, Wayzata, MN 55391.

DESCRIPTION OF CAPITAL STOCK

The following summary description sets forth some of the general terms and provisions of our common stock and the Series F Convertible Preferred Stock and warrants issued and sold in the Rights Offering. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our common stock, you should refer to the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and our charter and bylaws as in effect at the time of any offering. Copies of our Restated Certificate of Incorporation, as amended, and our Sixth Amended and Restated Bylaws are included as exhibits to the registration statement of which this prospectus forms a part.

General

Under our charter, we are authorized to issue 180,000,000 shares of our common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 par value per share. As of July 21, 2020, there were 50,342,130 shares of our common stock outstanding and 18,000 shares of our Series F Convertible Preferred Stock were issued and outstanding.

Holders of our common stock are entitled to one vote per share. Each of our directors is elected by the affirmative vote of a majority of the votes cast with respect to such director in uncontested elections. In a contested election, each of our directors is elected by an affirmative vote of a plurality of the votes cast by the shares represented and entitled to vote with respect to the election of such director. A “contested election” is defined in our bylaws as an election with respect to which, as of the record date for the meeting at which directors are to be elected, the number of nominees exceeds the number of directors to be elected at such meeting. Vacancies on our Board may be filled by an affirmative vote of two-thirds of the remaining members of our Board or at a meeting of the shareholders in the manner set forth in the second preceding sentence.

Subject to any preferential rights of any outstanding shares of our preferred stock to receive dividends before any dividends may be paid on our common stock, the holders of our common stock will be entitled to share ratably in any dividends that may be declared by our Board out of funds legally available for the payment of dividends. Subject to any preferential rights of any outstanding shares of our preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Our common stock does not carry any redemption rights or any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock.

Our charter authorizes our Board to provide for the issuance of shares of preferred stock in one or more series. Prior to issuance of shares of each series, our Board is required by the DGCL and our charter to fix the designation, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereof. Thus, our Board could authorize the issuance of shares of preferred stock that have priority over our common stock with respect to dividends or rights upon liquidation or with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Standstill Agreements

Pursuant to (1) a standstill agreement with Jack W. Schuler, Renate Schuler and the Schuler Family Foundation (collectively, the “Schuler Parties”), dated November 10, 2015 (as amended on August 1, 2016 and November 9, 2017, the “Schuler Standstill Agreement”), and (2) a standstill agreement with Larry N. Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, L.P., Oracle Associates, LLC and Oracle Investment Management, Inc. (collectively, the “Oracle Parties”) dated November 10, 2015 (as amended on August 1, 2016 and November 9, 2017, the “Oracle Standstill Agreement” and, together with the Schuler Standstill Agreement, the “Standstill Agreements”), each of the Schuler Parties and the Oracle Parties agreed with respect to itself and its associates and affiliates (i) not to purchase or acquire any shares of our Common Stock if such a purchase would result in aggregate beneficial ownership by it and its affiliates and associates in excess of 41% of the issued and outstanding shares of our Common Stock and (ii) not to sell, transfer or otherwise convey shares of our Common Stock (or warrants or other rights to acquire shares of our Common Stock) to anyone who will immediately thereafter beneficially own shares in excess of 20% of the issued and outstanding shares of our Common Stock, as a result of such transfer and other transfers from third parties.

Series F Convertible Preferred Stock Included in Units Issued in the Rights Offering

On July 1, 2020, we filed a certificate of designation with the Secretary of State of the State of Delaware to authorize the issuance of up to 18,000 shares of Series F Convertible Preferred Stock, which was subsequently amended pursuant to a Certificate of cCorrection that was filed on July 15, 2020. . On July 22, 2020, we issued 18,000 shares of Series F Convertible Preferred Stock in connection with the consummation of the Rights Offering.

Conversion. Each share of Series F Convertible Preferred Stock will be convertible at our option at any time on or after the first anniversary of the expiration of the Rights Offering or at the option of the holder at any time, into the number of shares of our common stock determined by dividing the $1,000 stated value per share of the Series F Convertible Preferred Stock by a conversion price of $0.40 per share. In addition, the conversion price per share is subject to adjustment for stock dividends, distributions, subdivisions, combinations or reclassifications. Subject to limited exceptions, a holder of the Series F Convertible Preferred Stock does not have the right to convert any portion of the Series F Convertible Preferred Stock to the extent that, after giving effect to the conversion, the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to its conversion. A holder of Series F Preferred Stock, upon notice to the Company, may increase or decrease the beneficial ownership limitation provisions of such holder’s Series F Convertible Preferred Stock, provided that in no event shall the limitation exceed 9.99% of the number of shares of our common stock outstanding immediately after giving effect to its conversion. In the event that a conversion is effected at our option, we will exercise such option to convert shares of Series F Convertible Preferred Stock on a pro rata basis among all of the holders based on such holders’ shares of Series F Convertible Preferred Stock.

Fundamental Transactions. In the event we effect certain mergers, consolidations, sales of substantially all of our assets, tender or exchange offers, reclassifications or share exchanges in which our common stock is effectively converted into or exchanged for other securities, cash or property, we consummate a business combination in which another person acquires 50% of the outstanding shares of our common stock, or any person or group becomes the beneficial owner of 50% of the aggregate ordinary voting power represented by our issued and outstanding common stock, then, upon any subsequent conversion of the Preferred Stock, the holders of the Series F Convertible Preferred Stock have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of common stock then issuable upon conversion in full of the Preferred Stock.

Dividends. Holders of Series F Convertible Preferred Stock are entitled to receive dividends (on an as-if-converted-to-common-stock basis) in the same form as dividends actually paid on shares of the common stock when, as and if such dividends are paid on shares of common stock.

Voting Rights. Except as otherwise provided in the certificate of designation or as otherwise required by law, the Series F Convertible Preferred Stock has no voting rights.

Liquidation Preference. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, holders of Series F Convertible Preferred Stock are entitled to receive out of our assets, whether capital or surplus, the same amount that a holder of common stock would receive if the Series F Convertible Preferred Stock were fully converted (disregarding for such purpose any conversion limitations under the certificate of designation) to common stock, which amounts shall be paid pari passu with all holders of common stock.

Redemption Rights. We are not obligated to redeem or repurchase any shares of preferred stock. Shares of Series F Convertible Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous provisions.

Warrants Included in Units Issued in the Rights Offering

The Warrants issued in the Rights Offering were designated as our “Series 1” warrants. Each Warrant entitles the holder to purchase one share of our common stock at an exercise price of $0.40 per share from the date of issuance through its expiration on July 22, 2025. There is no public trading market for the Warrants and we do not intend that they will be listed for trading on Nasdaq or any other securities exchange or market. The common stock underlying the Warrants, upon issuance, will be traded on Nasdaq under the symbol “BIOL.”

Exercisability

Each Warrant is exercisable at any time and will expire five years from the date of issuance. The Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment in full for the number of shares of our common stock purchased upon such exercise, except in the case of a cashless exercise as discussed below. The number of shares of common stock issuable upon exercise of the Warrants is subject to adjustment in certain circumstances, including a stock split of, stock dividend on, or a subdivision, combination or recapitalization of the common stock. If we effect a merger, consolidation, sale of substantially all of our assets, or other similar transaction, then, upon any subsequent exercise of a Warrants, the Warrant holder will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of common stock then issuable upon exercise in full of the Warrant.

Cashless Exercise

If at any time there is no effective registration statement registering, or the prospectus contained therein is not available for issuance of, the shares issuable upon exercise of the Warrant, the holder may exercise the warrant on a cashless basis. When exercised on a cashless basis, a portion of the Warrant is cancelled in payment of the purchase price payable in respect of the number of shares of our common stock purchasable upon such exercise.

Exercise Price

Each Warrant represents the right to purchase one share of common stock at an exercise price of $0.40 per share. In addition, the exercise price per share is subject to adjustment for stock dividends, distributions, subdivisions, combinations, or reclassifications, and for certain dilutive issuances. Subject to limited exceptions, a holder of Warrants will not have the right to exercise any portion of the Warrant to the extent that, after giving effect to the exercise, the holder, together with its affiliates, and any other person acting as a group together with the holder or any of its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to its exercise. The holder, upon notice to the Company, may increase or decrease the beneficial ownership limitation provisions of the Warrant, provided that in no event shall the limitation exceed 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise of the Warrant.

Transferability

Subject to applicable laws and restrictions, a holder may transfer a Warrant upon surrender of the Warrant to us with a completed and signed assignment in the form attached to the Warrant. The transferring holder will be responsible for any tax that liability that may arise as a result of the transfer.

No Market

There is no public trading market for the Warrants and we do not intend that they will be listed for trading on NASDAQ or any other securities exchange or market.

Rights as Shareholder

Except as set forth in the Warrant, the holder of a Warrant, solely in such holder’s capacity as a holder of a Warrant, will not be entitled to vote, to receive dividends, or to any of the other rights of our shareholders.

Amendments and Waivers

The provisions of each Warrant may be modified or amended or the provisions thereof waived with the written consent of us and the holder.

The Warrants have been issued pursuant to a warrant agent agreement by and between us and Computershare Trust Company, N.A., the warrant agent.

Anti-Takeover Provisions of Delaware Law and Our Governing Documents

Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in “business combination” transactions with any “interested shareholder” for a period of three years following the time that the shareholder became an interested shareholder, unless:

•

prior to the time the shareholder became an interested shareholder, either the applicable business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the corporation’s board of directors;

•

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested shareholder) shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time that the shareholder became an interested shareholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.

A “business combination” is defined to include, in general and subject to exceptions, a merger of the corporation with the interested shareholder; a sale of 10% or more of the market value of the corporation’s consolidated assets to the interested shareholder; certain transactions that result in the issuance of the corporation’s stock to the interested shareholder; a transaction that has the effect of increasing the proportionate share of the corporation’s stock owned by the interested shareholder; and any receipt by the interested shareholder of loans, guarantees or other financial benefits provided by the corporation. An “interested shareholder” is defined to include, in general and subject to exceptions, a person that (1) owns 15% or more of the outstanding voting stock of the corporation or (2) is an “affiliate” or “associate” (as defined in Section 203) of the corporation and was the owner of 15% or more of the corporation’s outstanding voting stock at any time within the prior three year period.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or by an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 and approved by a majority of its outstanding voting shares. We have not opted out of Section 203. As a result, Section 203 could delay, deter or prevent a merger, change of control or other takeover of our company that our shareholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock, and may also limit the price that investors are willing to pay in the future for our common stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our Board to issue one or more series of preferred stock with voting or other rights or preferences. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board.

Shareholder Action by Written Consent; Special Meetings of Shareholders

Our shareholders may take action by written consent in lieu of a meeting as provided in our bylaws. Our bylaws provide that certain procedures, including notifying our Board and awaiting a record date, must be followed for shareholders to act by written consent. A special meeting of our shareholders may be called only by our Board, the Chairman of our Board, the Executive Vice Chairman, the Chief Executive Officer or the President. A special meeting may also be called at the request of shareholders holding a majority of the aggregate number of shares of capital stock of the Company issued and outstanding and entitled to vote at that meeting (subject to certain timeliness and content requirements of the demand).

Amendment of Certificate of Incorporation and Bylaws

Our charter may be amended by the affirmative vote of a majority of the aggregate number of shares of each class of our capital stock issued and outstanding after a resolution of our Board declaring the advisability of such amendment has been adopted in accordance with Delaware law. Our bylaws may be amended by the affirmative vote of a majority of the aggregate number of shares of each class of our capital stock issued and outstanding (and entitled to vote on the subject matter) present in person or represented by proxy at a meeting of shareholders provided that notice thereof is stated in the written notice of the meeting. Our bylaws may also be amended by a majority of our Board in accordance with Delaware law and our charter, except that certain sections of our bylaws (including but not limited to certain provisions regarding special meetings, voting, officers, and approval of securities issuances) require either the affirmative vote of two-thirds of the persons then serving as directors on our Board or our shareholders.

Forum Selection

Unless our Board acting on behalf of the Company selects an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to the Company or our shareholders, (iii) any action asserting a claim against the Company or any of our directors, officers or other employees arising pursuant to any provision of the DGCL, our charter or our bylaws or (iv) any action asserting a claim against the Company or any of our directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants.

If any action the subject matter of which is within the scope of the immediately preceding paragraph is filed in a court other than a court located within the State of Delaware in the name of any shareholder, such shareholder will be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the exclusive forum provision (an “Enforcement Action”) and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder’s counsel in the action outside of the State of Delaware as agent for such shareholder.

Stock Exchange Listing

Our common stock trades on the NASDAQ Capital Market under the symbol “BIOL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

PLAN OF DISTRIBUTION

Each of the Selling Shareholders will act independently of the Company in making their decision with respect to the timing, manner and size of any sale(s). Each Selling Shareholder and any of its pledgees, donees, transferees or other successors-in-interest may, from time to time, sell any or all of the shares of common stock beneficially owned by it and offered hereby directly or through one or more broker-dealers or agents. Each Selling Shareholder will be responsible for commissions charged by such broker-dealers or agents. Such shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.

Each of the Selling Shareholders may use any one or more of the following methods when selling shares:

•

through underwriters, brokers or dealers (who may act as agent or principal and who may receive compensation in the form of discounts, concessions or commissions from such Selling Shareholder(s), the purchaser or such other persons who may be effecting such sales) for resale to the public or to institutional investors at various times;

•

through negotiated transactions, including, but not limited to, block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker or dealer as principal and resale by that broker or dealer for its account;

•

on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices;

•	in private transactions other than exchange or quotation service transactions;

•

short sales, purchases or sales of put, call or other types of options, forward delivery contracts, swaps, offerings of structured equity-linked securities or other derivative transactions or securities;

•	transactions with a broker-dealer or its affiliate, whereby the broker-dealer or its affiliate will engage in short sales of shares and may use shares to close out its short position;

•	options or other types of transactions that require the delivery of shares to a broker-dealer or an affiliate thereof, who will then resell or transfer the shares;

•	loans or pledges of shares to a broker-dealer or an affiliate, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares;

•	through offerings of securities exercisable, convertible or exchangeable for shares, including, without limitation, securities issued by trusts, investment companies or other entities;

•	offerings directly to one or more purchasers, including institutional investors;

•	through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	through distribution to the security holders of the Selling Shareholder;

•	through a combination of any such methods of sale; or

•	through any other method permitted under applicable law.

Additionally, each Selling Shareholder may resell all or a portion of its shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that it meets the criteria and conforms to the requirements of Rule 144.

Each of the Selling Shareholders may be deemed to be a statutory underwriter under the Securities Act. In addition, any other broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act. Any other broker-dealers engaged by such Selling Shareholder(s) may arrange for other brokers-dealers to participate in sales. Such broker-dealers and any other participating broker-dealers may, in connection with such sales, be deemed to be underwriters within the meaning of the Securities Act. If any of the Selling Shareholder effects such transactions through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from such Selling Shareholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be less than or in excess of those customary in the types of transactions involved). Any discounts or commissions received by any such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act.

There can be no assurance that any of the Selling Shareholders will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

We are not aware of any plans, arrangements or understandings between any of the Selling Shareholders and any other underwriter, broker-dealer or agent regarding the sale of shares of common stock by the Selling Shareholders.

We will pay all expenses incident to the filing of this registration statement. These expenses include accounting and legal fees in connection with the preparation of the registration statement of which this prospectus form a part, legal and other fees in connection with the qualification of the sale of the shares under the laws of certain states (if any), registration and filing fees and other expenses.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of BIOLASE, Inc. as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 incorporated by reference into this Prospectus and in the Registration Statement, have been so incorporated in reliance upon the report of BDO USA, LLP, an independent registered accounting firm (the report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), incorporated herein by reference, given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and the securities offered hereby, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

Registration statements and certain other filings made with the Securities and Exchange Commission electronically are publicly available through the Securities and Exchange Commission’s website at www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the Securities and Exchange Commission. You may also read all or any portion of the registration statement and certain other filings made with the Securities and Exchange Commission on our website at www.biolase.com. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

We are subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, are required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the website of the Securities and Exchange Commission referred to above, and our website at www.biolase.com. Except for the specific incorporated reports and documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede some of this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including filings made after the date of the initial registration statement, until we sell all of the shares covered by this prospectus or the sale of shares by us pursuant to this prospectus is terminated. In no event, however, will any of the information that we furnish to, pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than file with, the SEC be incorporated by reference or otherwise be included herein, unless such information is expressly incorporated herein by a reference in such furnished Current Report on Form 8-K or other furnished document. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K, for the year ended December 31, 2019, filed with the SEC on March 30, 2020;

•	Our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2020;

•	Our Current Reports on Form 8-K, filed with the SEC on April 6, 2020, April 16, 2020, May 15, 2020, May 21, 2020, May 28, 2020, June 1, 2020, June 9, 2020 and July 22, 2020; and

•	Our definitive proxy statement on Schedule 14A filed with the SEC on April 23, 2020;

•	The description of the common stock contained in our Registration Statement on Form 8-A as filed with the SEC on October 30, 1991.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: BIOLASE, Inc., 27042 Towne Centre Drive, Suite 270, California 92610, Attention: Investor Relations, telephone: (949) 361-1200.

18,621,880 Shares of Common Stock

PROSPECTUS

            , 2020

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in or incorporated by reference into this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

We estimate that expenses in connection with the distribution described in this registration statement (other than fees and commissions charged by the underwriters) will be as set forth below. We will pay all of the expenses with respect to the distribution, and such amounts, with the exception of the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee, are estimates.

SEC registration fee		$1087.70
Legal fees and expenses
Accounting fees and expenses		2,500
Other (including transfer agent and registrar fees)		1,000

Total	$

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes and empowers a Delaware corporation to indemnify its directors, officers, employees and agents against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his or her relationship with the corporation, provided that such persons acted in good faith and in a manner such person reasonably believed to be in, and not opposed to, the best interests of the corporation in connection with the acts or events on which such claim, action or suit is based. Section 145 of the DGCL also authorizes corporations to purchase and maintain insurance on behalf of such persons so indemnified. The finding of either civil or criminal liability on the part of such person in connection with such acts or events is not necessarily determinative of the question of whether such person has met the required standard of conduct and is, accordingly, entitled to be indemnified.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its shareholders of monetary damages for violations of the directors’ fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Our Restated Certificate of Incorporation, as amended (the “charter”) provides that, to the extent permitted by applicable law, the registrant’s directors shall not be personally liable to the registrant or its shareholders for monetary damages for any breach of fiduciary duty as directors of the registrant. The charter eliminates the personal liability of directors to the fullest extent permitted by the DGCL. Our bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the registrant shall be indemnified and held harmless by the registrant to the fullest extent authorized by the DGCL, against all costs, charges, expenses, liabilities and losses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and personal or legal representatives. The registrant has also obtained liability insurance for its officers and directors and has entered into indemnification agreements with its directors and officers.

The foregoing statements are subject to the provisions of Sections 145 and 102(b)(7) of the DGCL, our bylaws and the charter, which bylaws and charter have been filed as exhibits to this registration statement.

Item 15.	Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

On October 24, 2019, we entered into a Securities Purchase Agreement (the “Purchase Agreement”), between the Company and the investors named therein (the “Investors”) pursuant to which, on October 29, 2019, we issued and sold an aggregate of 69,565 shares of our Series E Participating Convertible Preferred Stock (“Series E Convertible Preferred Stock”) at a per share price of $57.50 (the “Private Placement”). Each share of Convertible Preferred Stock is convertible into 100 shares of our common stock reflecting a conversion price equal to $0.5750 per share, which is the price at which we sold our common stock to the public in the previously-announced concurrent underwritten public offering, subject to customary anti-dilution adjustments. These shares of Preferred Stock were automatically converted to 6,956,500 shares of our common stock on May 15, 2020.

On June 8, 2020, we entered into a Securities Purchase Agreement among the Company and the purchasers named therein (the “Purchasers”) pursuant to which on June 10, 2020 we consummated a private placement of warrants to purchase 10,800,000 shares of our common stock at an exercise price of $0.515 concurrently with the consummation of a registered direct offering of 10,800,000 shares of our common stock. The Purchasers were accredited institutional investors.

The offers and sales of securities described above were made in reliance upon an exemption from registration requirements pursuant to Section 4(a)(2) under the Securities Act, based upon representations made to us by the purchasers thereof

Item 16.	Exhibits

The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this registration statement.

ITEM 17.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that Paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser: If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) For the purpose of determining any liability under the Securities Act, the registrant will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(f) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

(a) Exhibits

The following exhibits are being filed with this Registration Statement:

Exhibit	Description	Filed Herewith	Form	Period Ending/Date of Report	Exhibit	Filing Date

1.1	Form of Dealer-Manager Agreement dated as of June 30, 2020 by and between the Registrant and Maxim Group LLC, The Benchmark Company LLC and Colliers Securities, LLC		S-1 Amendment No. 2	06/26/2020	1.1	06/26/2020

3.1.1	Restated Certificate of Incorporation, including, (i) Certificate of Designations, Preferences and Rights of 6% Redeemable Cumulative Convertible Preferred Stock of the Registrant; (ii) Certificate of Designations, Preferences and Rights of Series A 6% Redeemable Cumulative Convertible Preferred Stock of the Registrant; (iii) Certificate of Correction Filed to Correct a Certain Error in the Certificate of Designation of the Registrant; and (iv) Certificate of Designations of Series B Junior Participating Cumulative Preferred Stock of the Registrant		S-1, Amendment No. 1	12/23/2005	3.1	12/23/2005

3.1.2	Amendment to Restated Certificate of Incorporation		8-K	05/10/2012	3.1	05/16/2012

3.1.3	Second Amendment to Restated Certificate of Incorporation		8-A/A	11/04/2014	3.1.3	11/04/2014

3.1.4	Certificate of Elimination of Series B Junior Participating Cumulative Preferred Stock		8-K	11/10/2015	3.1	11/12/2015

3.1.5	Certificate of Designations, Preferences and Rights of Series C Participating Convertible Preferred Stock of the Registrant		8-K	08/08/2016	3.1	08/08/2016

3.1.6	Certificate of Elimination of Series C Participating Convertible Preferred Stock of the Registrant		8-K	04/18/2017	3.1	04/20/2017

3.1.7	Certificate of Designations, Preferences and Rights of Series D Participating Convertible Preferred Stock of the Registrant		8-K	04/18/2017	3.2	04/20/2017

3.1.8	Third Amendment to Restated Certificate of Incorporation		S-3	07/21/2017	3.4	07/21/2017

3.1.9	Fourth Amendment to Restated Certificate of Incorporation		8-K	05/10/2018	3.1	05/11/2018

3.1.10	Certificate of Designations, Preferences and Rights of Series E Participating Convertible Preferred Stock of the Registrant		S-1/A	10/07/2019	3.1.10	10/07/2019

3.1.11	Fifth Amendment to Restated Certificate of Incorporation		8-K	5/28/2020	3.1	6/1/2020

3.1.12	Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock of the Registrant		8-K	07/01/2020	3.1	07/22/2020

3.1.13	Certificate of Correction to Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock of the Registrant		8-K	07/15/2020	3.1	07/22/2020

3.2	Seventh Amended and Restated Bylaws of the Registrant, adopted on October 8, 2018		8-K	10/08/2018	3.1	10/09/2018

4.1	Form of Warrant Issued on November 7, 2014 (attached as Exhibit A to the Securities Purchase Agreement, dated November 3, 2014, among the Registrant and the investors listed on Schedule I thereto)		8-K	11/03/2014	99.1	11/07/2014

4.2	Form of Warrant Issued on August 8, 2016 (attached as Exhibit B to the Securities Purchase Agreement, dated August 1, 2016, among the Registrant and the investors listed on Schedule I thereto)		8-K	08/01/2016	99.1	08/02/2016

4.3	Form of Warrant Issued on April 18, 2017	DEF14A	06/30/2017	D	05/19/2017

4.4	Warrant to Purchase Stock Issued on March 6, 2018 to Western Alliance Bank	10-K	12/31/2017	4.4	03/14/2018

4.5	Warrant to Purchase Stock Issued on November 9, 2018 to Western Alliance Bank	10-Q	09/30/2018	4.1	11/14/2018

4.6	Warrant to Purchase Stock Issued on November 9, 2018 to SWK Funding LLC	10-Q	09/30/2018	4.2	11/14/2018

4.7	Warrant to Purchase Stock Issued on May 7, 2019 to SWK Funding LLC	10-Q	03/31/2019	4.7	05/10/2019

4.8	Consolidated Amended and Restated Warrant to Purchase Common Stock, dated November 6, 2019, by and between the Registrant and SWK Funding LLC	10-Q	09/30/2019	4.8	11/12/2019

4.9	Description of Registrant’s Securities Registered Pursuant to Section 12 of the Exchange Act	10-K	12/31/2019	4.9	03/30/2020

4.10	Form of Warrant to be Issued to Investors in the Rights Offering	8-K	07/21/2020	4.2	07/22/2020

4.11	Form of Warrant Agency Agreement between the Registrant and Computershare Trust Company, N.A.	S-1 Amendment No. 2	06/26/2020	4.11	06/26/2020

4.12	Form of Non-Transferrable Subscription Rights Certificate Issued to Holders of Record in the Rights Offering	S-1 Amendment No. 2	06/26/2020	4.12	06/26/2020

4.13	Form of Common Stock Purchase Warrant issued June 10, 2020	8-K	06/08/2020	4.1	06/09/2020

4.14	Third Consolidated Amended and Restated Warrant to Purchase Common Stock dated May 15, 2020 issued to SWK Funding LLC	S-1 Amendment No. 1	06/19/2020	4.14	06/19/2020

4.15	Warrant to Purchase Stock Issued on November 14, 2018	S-1 Amendment No 2..	06/26/2020	4.15	06/26/2020

4.16	Warrant to Purchase Stock Issued on May 7, 2019	S-1 Amendment No. 2	06/26/2020	4.16	06/26/2020

4.17	Amended and Restated Warrant Agency Agreement dated as of July 21, 2020 between the Registrant and Computershare Inc. and Computershare Trust Company, N.A., as Warrant Agents	8-K	07/21/2020	4.1	07/22/2020

5.1**	Opinion of Loeb & Loeb LLP

10.1*	2002 Stock Incentive Plan, as amended	DEF14A	05/06/2016	A	04/07/2016

10.2*	Form of Stock Option Agreement under the 2002 Stock Incentive Plan (attached as Exhibit A to the Notice of Grant of Stock Option under the 2002 Stock Incentive Plan – Discretionary Option Grant Program)	10-K	12/31/2004	10.26	07/19/2005

10.3*	Form of Option Award Notice for California Employees under the 2002 Stock Incentive Plan	10-Q	09/30/2015	10.2	11/06/2015

10.4*	Form of Option Award Notice for Non-California Employees under the 2002 Stock Incentive Plan	10-Q	09/30/2015	10.3	11/06/2015

10.5*	Form of Option Award Notice for Non-Employee Directors under the 2002 Stock Incentive Plan	10-Q	09/30/2015	10.4	11/06/2015

10.6*	Form of Restricted Stock Unit Award Notice for Non-Employee Directors under the 2002 Stock Incentive Plan	10-Q	09/30/2015	10.5	11/06/2015

10.7*	2018 Long-Term Incentive Plan	DEF14A	05/09/2018	A	04/05/2018

10.8*	First Amendment to 2018 Long-Term Incentive Plan	DEF14A	09/21/2018	B	08/24/2018

10.9*	Second Amendment to 2018 Long-Term Incentive Plan	DEF14A	05/15/2019	A	04/10/2019

10.10	Lease, dated January 10, 2006, by and between the Registrant and The Irvine Company LLC	8-K	01/10/2006	10.1	01/17/2006

10.11	Third Amendment to Lease, dated March 16, 2015, by and between the Registrant and The Irvine Company LLC	10-Q	03/31/2015	10.3	05/01/2015

10.12	Lease dated January 22, 2020 by and between the Registrant and Foothill Corporate I MT, LLC	10-K	12/31/2019	10.29	03/30/2020

10.13	Lease dated January 22, 2020 by and between the Registrant and Green River Properties, LLC	10-K	12/31/2019	10.29	03/30/2020

10.14*	Form of Indemnification Agreement between the Registrant and its officers and directors	10-Q	09/30/2005	10.1	11/09/2005

10.15*	Form of Stock Option Agreement for inducement grants made to John R. Beaver on September 30, 2017	8-K	09/30/2017	10.1	10/03/2017

10.16*	Employment Agreement, dated August 7, 2018, by and between the Registrant and Todd Norbe	8-K	08/07/2018	10.1	08/08/2018

10.17	Confidential Settlement Agreement, dated January 25, 2019, by and between the Registrant and CAO Group, Inc.	10-K	12/31/2018	10.28	03/08/2019

10.18	Standstill Agreement, dated November 10, 2015, by and among the Registrant, Jack W. Schuler, Renate Schuler and the Schuler Family Foundation	8-K	11/10/2015	99.1	11/12/2015

10.19	Standstill Agreement, dated November 10, 2015, by and among the Registrant and Larry N. Feierg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, L.P., Oracle Associates, LLC, and Oracle Investment Management, Inc.	8-K	11/10/2015	99.2	11/12/2015

10.20	Amendment to Standstill Agreement, dated August 1, 2016, by and among the Registrant, Jack W. Schuler, Renate Schuler and the Schuler Family Foundation	8-K	08/01/2016	99.2	08/02/2016

10.21	Amendment to Standstill Agreement, dated August 1, 2016, by and among the Registrant, Larry N. Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, L.P., Oracle Associates, LLC and Oracle Investment Management, Inc.	8-K	08/01/2016	99.3	08/02/2016

10.22	Amendment to Standstill Agreement, dated November 9, 2017, by and among the Registrant, Jack W. Schuler, Renate Schuler and the Schuler Family Foundation	8-K	11/09/2017	99.1	11/09/2017

10.23	Amendment to Standstill Agreement, dated November 9, 2017, by and among the Registrant, Larry N. Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, L.P., Oracle Associates, LLC and Oracle Investment Management, Inc.	8-K	11/09/2017	99.2	11/09/2017

10.24	Credit Agreement dated November 9, 2018, by and between the Registrant and SWK Funding LLC	10-Q	09/30/2018	10.6	11/14/2018

10.25	First Amendment to Credit Agreement, dated May 7, 2019, by and between the Registrant and SWK LLC	10-Q	03/31/2019	10.8	05/10/2019

10.26	Letter Agreement, dated August 20, 2019, by and between the Registrant and SWK Funding LLC	S-1	09/04/2019	10.28	09/05/2019

10.27	Second Amendment to Credit Agreement, dated as of September 30, 2019, by and between the Registrant and SWK Funding LLC	S-1/A	10/07/2019	10.35	10/07/2019

10.28	Third Amendment to Credit Agreement, dated November 6, 2019, by and between the Registrant and SWK Funding LLC		10-Q	09/30/2019	10.5	11/12/2019

10.29	Fourth Amendment to Credit Agreement, dated as of March 25, 2020 by and between the Registrant and SWK Funding LLC		10-K	12/31/2019	10.29	03/30/2020

10.30	Fifth Amendment to Credit Agreement dated as of May 15, 2020 by and between the Registrant and SWK Funding LLC		S-1	06/03/2020	10.30	06/03/2020

10.31	Loan and Security Agreement, dated as of October 28, 2019, by and between Registrant and Pacific Mercantile Bank		10-Q	10/28/2019	10.1	11/01/2019

10.32	Securities Purchase Agreement dated as of June 8, 2020 by and between the Registrant and the purchasers parties thereto		8-K	06/8/2020	10.1	06/9/2020

10.33	Securities Purchase Agreement dated as of October 24, 2019 by and between the Registrant and the investors thereto		8-K	10/24/2019	99.1	10/30/2019

10.34	Promissory Note dated April 13, 2020 from the Registrant to Pacific Mercantile Bank		10-Q	3/31/2020	10.8	05/8/2020

10.35	Amendment to Employment Agreement dated April 12, 2020 by and between the Registrant and Todd Norbe		10-Q	3/31/2020	10.9	05/8/2020

10.36	Amendment to Employment Agreement dated April 12, 2020 by and between the Registrant and John R. Beaver		10-Q	3/31/2020	10.10	05/8/2020

10.37	Placement Agent Agreement dated as of June 8, 2020 by and among the Registrant, Maxim Group LLC, The Benchmark Company, LLC and Colliers Securities LLC		8-K	06/8/2020	10.2	06/9/2020

21.1	Subsidiaries of the Registrant		10-K	12/31/2019	21.1	03/30/2020

23.1	Consent of Independent Registered Public Accounting Firm, BDO USA, LLP	X

23.2**	Consent of Loeb & Loeb LLP (included in Exhibit 5.1)

99.1	Power of Attorney (included on signature page)	X

X	Filed Herewith
†

Confidential treatment was granted for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. In accordance with Rule 24b-2, these confidential portions were omitted from this exhibit and filed separately with the Securities and Exchange Commission.

*	Management contract or compensatory plan or arrangement.
**	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Irvine, State of California, on July 23, 2020.

BIOLASE, INC.

By:	/s/ Todd A. Norbe
Todd A. Norbe President and Chief Executive Officer

By:	/s/ John R. Beaver
John R. Beaver
Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of BIOLASE, Inc. (the “Company”), hereby severally constitute and appoint John R. Beaver as our true and lawful attorney, with full power to him to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorney or his substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Todd A. Norbe	President and Chief Executive Officer
Todd A. Norbe	(Principal Executive Officer) and Director	July 23, 2020

/s/ John R. Beaver	Executive Vice President and
John R. Beaver	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 23, 2020

/s/ Dr. Jonathan T. Lord	Director	July 23, 2020
Jonathan T. Lord

/s/ Dr. Mike DiTolla	Director	July 23 2020
Dr. Mike DiTolla

/s/ Dr. Richard B. Lanman	Director	July 23, 2020
Dr. Richard B. Lanman

/s/ Jess Roper	Director	July 23, 2020
Jess Roper

/s/ Garrett Sato	Director	July 23, 2020
Garrett Sato

/s/ Dr. Elaine Wagner	Director	July 23, 2020
Dr. Elaine Wagner